ANNALY®

Proxy Statement
2025

Notice of 2025 Annual Meeting of Stockholders

May 14, 2025 | 9:00 a.m. (Eastern Time)

www.virtualshareholdermeeting.com/NLY2025



ANNALY®

MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER

Dear Fellow Stockholders,

In 2024, Annaly capitalized on our advantages to further establish ourselves as the proven industry leader across residential mortgage finance. With the guidance of our Board of Directors (the "Board"), the commitment of our employees and the support of our stockholders, we have methodically built a differentiated and efficient platform with broad capabilities across our Agency, Residential Credit and Mortgage Servicing Rights ("MSR") businesses. In a sign of how far we have collectively come, 2024 marked the first year that Annaly held a large-scale Investor Day since before the COVID-19 pandemic. We were proud to welcome stockholders in person and virtually across the globe in November as we traced the Company's evolution, reviewed recent business and operational accomplishments and shared our clear vision for the future.



ROBUST STOCKHOLDER ENGAGEMENT DRIVES ENHANCEMENTS TO OUR EXECUTIVE COMPENSATION PROGRAM

Since our management internalization transaction in 2020, the Management Development and Compensation ("MDC") Committee of our Board has built a best-practice compensation program that incentivizes strong performance and aligns with stockholder interests. In 2024, we redoubled our always robust engagement efforts to fully understand your feedback, views and perspectives on our compensation practices and policies. During the course of this engagement, we spoke with stockholders representing approximately 60% of outstanding institutional shares, with the Chair of the MDC Committee participating in meetings with stockholders representing more than 40% of outstanding institutional shares.

Through these meetings, we learned that while our stockholders are generally supportive of our compensation program, some investors asked us to take a closer look at the structure, complexity and application of our corporate scorecard, while others provided feedback on the scorecard metrics and overall pay mix and pay levels. In response to this feedback, the MDC Committee approved a number of changes designed to further enhance the rigor, and reduce the complexity, of our executive compensation program. We are grateful to the stockholders who shared their feedback, and we believe that the changes we have made address your views and concerns and serve to further enhance the pay-for-performance nature of our executive compensation program.

BOARD COMPOSITION, LEADERSHIP AND SUCCESSION PLANNING CONTINUE TO BE GOVERNANCE PRIORITIES

As the Company has evolved, so has our Board. As we approach the 2025 Annual Meeting of Stockholders, I am grateful to the Directors who have guided us here. This year, three superb Directors — Michael Haylon, Francine J. Bovich and John H. Schaefer — are concluding their service on the Board following the Annual Meeting in accordance with our Board refreshment policy. Collectively, these three Directors have diligently represented Annaly stockholders for close to 40 years and have overseen the transformation of the Company from a monoline Agency mortgage REIT to the diversified capital manager we are today. I am particularly indebted to Mike Haylon, who has served as Independent Chair of the Board since 2020. Over the last five years — which span the COVID-19 pandemic, our management internalization, the sale of two businesses and the organic buildout of two more — Mike has always led with intelligence, integrity and humility.

In preparation for this transition, the Board, led by Francine as Chair of the Nominating/Corporate Governance Committee, has overseen a multi-year Board and Committee refreshment and succession planning process. In 2023, we were excited to bring three new Directors onto our Board and this year, we are excited to see them take on roles of increasing visibility and responsibility on the Board. As part of the refreshment and succession planning process, the Board also reaffirmed its commitment to having an Independent Board Chair and selected our Risk Committee Chair Thomas Hamilton as Mike's successor in the role of Independent Board Chair.

On behalf of the entire Board, I want to thank you our stockholders for your essential role in the Company's journey and to invite you to join us for this year's Annual Meeting of Stockholders on May 14th. We look forward to speaking with you then.

Sincerely,

David L. Finkelstein

David L. Finkelstein
Chief Executive Officer & Co-Chief Investment Officer
April 3, 2025

ANNALY®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Annaly Capital Management, Inc.:

Annaly Capital Management, Inc., a Maryland corporation ("Annaly" or the "Company"), will hold its annual meeting of stockholders (the "Annual Meeting"):

MEETING INFORMATION



Date and Time

May 14, 2025
9:00 a.m. (Eastern Time)



Virtual Meeting

www.virtualshareholdermeeting.com/NLY2025



Who May Vote

Only common stockholders of record at the close of business on **March 17, 2025**, the record date for the Annual Meeting (the "Record Date"), may vote at the Annual Meeting and any postponements or adjournments thereof.

ITEMS OF BUSINESS

Proposal		Board Vote Recommendation	Page Reference
1	Election of nine Directors for a term ending at the 2026 annual meeting of stockholders and when their respective successors are duly elected and qualify	✓ **FOR** each Director nominee	11
2	Approval, on an advisory basis, of the Company's executive compensation	✓ **FOR**	69
3	Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025	✓ **FOR**	70
4	Consideration of an advisory stockholder proposal to adopt the right to act by written consent	✗ **AGAINST**	73

The Company's Board of Directors (the "Board") is soliciting proxies in connection with the Annual Meeting. The Company is sending the Notice of Internet Availability of Proxy Materials (the "Notice"), or a printed copy of the proxy materials, as applicable, commencing on or about April 3, 2025.

To view the Proxy Statement and other materials about the Annual Meeting, go to **www.proxyvote.com.**

All stockholders are cordially invited to attend the Annual Meeting, which will be conducted via a live webcast. The Company believes that the virtual meeting format allows enhanced participation of, and interaction with, our global stockholder base. During the upcoming virtual Annual Meeting, you may ask questions and will be able to vote your shares electronically from your home or any remote location with Internet connectivity. You may also submit questions in advance of the Annual Meeting by visiting **www.proxyvote.com.**

The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at **1-888-880-1014** in the United States or **1-929-529-2982** if calling from outside the United States, and requesting the Annaly Capital Management Annual Meeting. If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Please note that listening to the audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot ask questions or vote from such audio broadcast. The Annual Meeting will begin promptly at 9:00 a.m. (Eastern Time). Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for the online check-in procedures.



By Order of the Board of Directors,

Anthony C. Green
Chief Corporate Officer, Chief Legal Officer & Secretary
April 3, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON MAY 14, 2025

The Company's Proxy Statement and 2024 Annual Report to Stockholders are available at www.proxyvote.com.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

PROXY SUMMARY

This summary contains highlights about the Company and the Annual Meeting. This summary does not contain all the information that you should consider in advance of the Annual Meeting, and the Company encourages you to read the entire Proxy Statement and the Company's 2024 Annual Report on Form 10-K carefully before voting.

The 2025 Annual Meeting of Stockholders

📅	**Date and Time**	**Wednesday, May 14, 2025** at 9:00 a.m. (Eastern Time)
📍	**Virtual Meeting**	**www.virtualshareholdermeeting.com/NLY2025**
📅	**Record Date**	Close of business on **March 17, 2025**

VOTING MATTERS

	Proposal	Board Vote Recommendation		Page Reference
1	Election of Directors	✔	**FOR** each Director nominee	11
2	Approval, on an advisory basis, of the Company's executive compensation	✔	**FOR**	69
3	Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025	✔	**FOR**	70
4	Consideration of an advisory stockholder proposal to adopt the right to act by written consent	✘	**AGAINST**	73



Your vote is very important. Please exercise your right to vote.

Vote Before the Meeting					Vote During the Meeting
💻 **Internet**	📱 **Mobile Device**	**ANNALY** (QR code)	📱 **Phone**	✉ **Mail**	👤 **Attend the Meeting**
Online at www.proxyvote.com	Scan the QR code to visit www.proxyvote.com		Call toll-free 24/7 1-800-690-6903	Complete & return your proxy card	Online at www.virtualshareholder meeting.com/NLY2025

PARTICIPATE IN THE ANNUAL MEETING

The virtual Annual Meeting will be available to stockholders across the globe via any Internet-connected device and provides opportunities to vote and ask questions. This approach reduces costs for both the Company and our stockholders.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at **1-888-880-1014** in the United States or **1-929-529-2982** if calling from outside the United States, and requesting the Annaly Capital Management Annual Meeting. Please note that listening to the telephonic audio broadcast will not be deemed to be attending the Annual Meeting and you cannot ask questions or vote from such audio broadcast. If you plan to attend the Annual Meeting online or listen to the audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Stockholders can submit questions and vote in advance of the Annual Meeting and view copies of our proxy materials, by visiting **www.proxyvote.com**. We will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

STOCKHOLDER ENGAGEMENT AND RESPONDING TO THE 2024 SAY-ON-PAY VOTE



How We Engaged

We are committed to ongoing engagement with both retail and institutional stockholders through a wide range of mediums, including:

- in-person and virtual meetings,
- conferences,
- phone calls,
- electronic communication, and
- social media.



What We Discussed

Following the results of our 2024 advisory resolution on executive compensation (commonly known as a "Say-on-Pay" vote), which received support of approximately 63% of votes cast, versus our prior five-year average of approximately 88%, we expanded and deepened our already robust engagement efforts to gather our stockholders' feedback and understand their concerns. We solicited feedback on our executive compensation program and practices, including:

- our annual incentive framework,
- the structure and scoring methodology of our corporate scorecard,
- the selection of performance metrics and the goal-setting process, and
- overall pay mix and pay levels.

100%	**60%**	**42%**
100% of top 100 institutional investors, representing over 90% of institutional shares outstanding and nearly 60% of total shares outstanding, included in 2024-2025 outreach efforts	engaged with stockholders representing approximately 60% of institutional shares outstanding and 38% of total shares outstanding	Management Development and Compensation ("MDC") Committee Chair participated in meetings with stockholders representing approximately 42% of outstanding institutional shares and 26% of total shares outstanding

STOCKHOLDER FEEDBACK AND CHANGES TO OUR EXECUTIVE COMPENSATION PROGRAM

Through our engagement efforts, we learned that our stockholders are generally supportive of the basic tenets and core framework of our compensation program. However, some stockholders expressed concern about the structure, complexity and application of our corporate scorecard, which was the primary determinant of our named executive officers' ("NEOs") overall incentive awards (cash and equity). As outlined below, we also received feedback on the scorecard metrics and overall pay mix and pay levels.

While the MDC Committee determined it would be possible to implement certain responsive changes on an immediate basis for 2024, in light of the timing and breadth of the feedback we received from our stockholders, the MDC Committee simultaneously committed to a broader redesign of our executive compensation program for 2025. Changes for both 2024 and 2025 are described below and in further detail in the *"Compensation Discussion and Analysis"* section of this Proxy Statement.

What We Heard	What We Did for 2024	What We Are Doing for 2025
Simplify corporate scorecard	■ Streamlined the scoring methodology and removed the scaling feature used to calculate overall scores	■ Removing the Absolute Tangible Economic Return modifier and instead incorporating this metric directly into the scorecard
Use objective, publicly disclosed and/or quantifiable scorecard metrics	■ For Market Risk metric, replaced competitively sensitive metric with fully disclosed metric; for Operational Risk metric, quantified achievement of specific key risk indicators	■ Removing the Operational Risk metric from the scorecard and instead considering similar achievements as part of an NEO's individual assessment
Increase weighting of absolute vs. relative scorecard metrics		■ Rebalancing scorecard metrics such that they are comprised of 60% absolute performance metrics (vs. 50%) and 40% relative performance metrics (vs. 50%)
Apply scorecard only to annual cash incentives		■ Scorecard will apply only to annual cash incentive opportunities; long-term equity will generally be awarded at pre-determined target levels
Increase difficulty required to receive incentive payout	■ Increased the difficulty for receiving a payout, reduced the payout percentage for achieving the minimum performance threshold and increased the likelihood of receiving 0%	■ Removing Operational Risk metric will produce a fully quantitative and objective scorecard; separating cash and equity determinations will reduce maximum payout opportunity
Increase equity as a percentage of total compensation		■ CEO will receive 55% (vs. 50%) and other NEOs will receive 50% (vs. 44%) of total compensation in the form of equity
Increase performance stock units ("PSUs") as a percentage of total equity		■ All NEOs will receive 60% (vs. 50%) of total equity in the form of PSUs
No material year-over-year increase in NEO pay targets	■ No increase to the NEOs' pay targets from their 2023 levels	■ No increase to the NEOs' pay targets for a second consecutive year

The MDC Committee believes that these compensation enhancements address the feedback we received from stockholders on our executive compensation program and serve to increase alignment between the interests of our stockholders and those of our executive officers.



Additional Actions We Took

Our stockholder outreach is complemented by related initiatives, including:
- analysis of executive compensation, corporate governance and corporate responsibility practices at peer companies; and
- advice from external advisors, including:
  - executive compensation, corporate governance and corporate responsibility consultants,
  - board search firms,
  - proxy solicitors, and
  - discussions with proxy advisory services and corporate governance research firms.

Annaly at a Glance

NLY	**1997**	**$12.6bn**	**$80.9bn**
New York Stock Exchange ("NYSE") Traded	Initial Public Offering ("IPO")	Permanent Capital[1] as of December 31, 2024	Total Assets[2] as of December 31, 2024

PROVEN INDUSTRY LEADER ACROSS RESIDENTIAL MORTGAGE FINANCE

Annaly is a leader in the residential mortgage finance market, proven over 27 years across a variety of economic cycles and environments. We believe that the combination of our three housing finance investment strategies on balance sheet provides our stockholders with superior risk-adjusted returns, a strong earnings profile and better stability across different interest rate and macroeconomic environments. Throughout 2024, we achieved key milestones across our portfolio that enhanced our market positioning and advanced our strategy.



January 2024
Published a Political Engagement and Contributions Policy as part of our commitment to responsible political engagement

April 2024
Third anniversary of the launch of Onslow Bay's whole loan correspondent channel

December 2024
Annaly Residential Credit Group remained the largest non-bank issuer and the second largest issuer overall of Prime Jumbo and Expanded Credit MBS in 2024[3]

Annaly Mortgage Servicing Rights Group was the third largest purchaser of bulk MSR in 2024, growing the portfolio by 24%[4]

February 2025
Onslow Bay closed its 75th securitization, representing aggregate issuance of nearly $33 billion

Received a 2024 Bronze SHARP award from Freddie Mac for excellence in mortgage servicing

June 2024
Hosted panel discussion with Fannie Mae and Freddie Mac on the GSEs' support of American homeownership and sustainability initiatives

Published fifth corporate responsibility report titled *Powering American Homeownership*

October 2024
Announced partnership with Rocket Mortgage to service and handle recapture activities for a portion of Annaly's MSR portfolio

November 2024
Hosted Investor Day to provide our investors an update on our dedicated housing finance strategy

January 2025
Enhanced senior leadership with the promotion of Mike Fania to Co-Chief Investment Officer

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Note: Financial data as of December 31, 2024.

(1) Permanent capital represents Annaly's total stockholders' equity.

(2) Total portfolio represents Annaly's investments that are on-balance sheet as well as investments that are off-balance sheet in which Annaly has economic exposure. Assets exclude assets transferred or pledged to securitization vehicles of $22.0bn, include TBA purchase contracts (market value) of $3.2bn, include unsettled MSR commitments of $385mm, include $2.3bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $1.2bn. MSR commitments represent the market value of deals where Annaly has executed a letter of intent. There can be no assurance whether these deals will close or when they will close.

(3) Issuer ranking data from Inside Nonconforming Markets for 2023 — 2024 (January 10, 2025 issue). Used with permission.

(4) MSR assets include unsettled MSR commitments of $385mm. MSR commitments represent the market value of deals where Annaly has executed a letter of intent. There can be no assurance whether these deals will close or when they will close.

Recent Operating Achievements



Common and Preferred Dividends Declared

$27bn

common and preferred dividends declared since IPO[1]

Portfolio Performance

11.9%

economic return for the full year 2024

Leading Securitization Platform

#1

largest non-bank issuer of Prime Jumbo & Expanded Credit MBS & second largest issuer overall in 2024[2]

Liquidity

$6.9bn

of total assets available for financing[3], including cash and unencumbered Agency MBS of $3.9 billion, at the end of 2024

Leverage

5.5x

economic leverage[4], down from 5.7x year-over-year; 7.1x GAAP leverage, up from 6.8x year-over-year

MSR Portfolio Growth

#3

third largest buyer of bulk MSR in 2024[5], with the MSR portfolio growing by nearly 25% year-over-year

Operating Efficiency

1.44%

operating expense as a percent of average equity

Attractive Yield

13.6%

dividend yield on book value[6]

Responsible Investments

900k+

American homes financed[7]

Note: Market data and financial data as of December 31, 2024.

(1)   Data shown since Annaly's initial public offering in October 1997 through December 31, 2024.

(2)   Issuer ranking data from Inside Nonconforming Markets for 2023 – 2024 (January 10, 2025 issue). Used with permission.

(3)   Comprised of $5.8bn of unencumbered assets, which represents Annaly's excess liquidity and is defined as assets that have not been pledged or securitized (generally including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBS, residential mortgage loans, MSR, reverse repurchase agreements, other unencumbered financial assets and capital stock), and $1.1bn of fair value of collateral pledged for future advances.

(4)   Represents a non-GAAP financial measure. See Appendix for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.

(5)   Based on information aggregated from 2024 Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2024. Excludes transfer activity related to platform acquisitions.

(6)   Dividend yield is based on annualized Q4 2024 common dividend of $0.65 and a book value of $19.15 as of December 31, 2024.

(7)   Represents the estimated number of homes financed by Annaly's holdings of Agency MBS, residential whole loans and securities, as well as multi-family commercial real estate loans, securities and equity investments. The number includes all homes related to securities and loans wholly-owned by Annaly and a pro-rata share of homes in securities or equity investments that are partially owned by Annaly.

Annaly's Capital Allocation and Strategic Focus

We continued to allocate capital across the residential housing finance market in 2024, with the goal of incremental investment focused in the most attractively priced portion of the mortgage loan. While Agency MBS remains the anchor at 59% of dedicated capital, we have expanded our leadership across the Residential Credit and MSR markets with another year of substantial growth. With all three businesses now fully scaled, we believe that we have constructed a balanced portfolio that delivers attractive risk-adjusted returns with lower leverage, lower volatility and less sensitivity to interest rates.

ANNALY Investment Strategies

Annaly Agency Group	Assets[1]	$70.6bn
	Capital[2]	$7.4bn
	Strategy	Countercyclical / Defensive
Annaly Residential Credit Group	Assets[1]	$7.0bn
	Capital[2]	$2.7bn
	Strategy	Cyclical / Growth
Annaly Mortgage Servicing Rights Group	Assets[1]	$3.3bn
	Capital[2]	$2.5bn
	Strategy	Non-Cyclical

Note: Market data and financial data as of December 31, 2024.

(1)   Represents Annaly's investments that are on-balance sheet as well as investments that are off-balance sheet in which Annaly has economic exposure. Agency assets reflect TBA purchase contracts (market value) of $3.2bn. Residential Credit assets exclude assets transferred or pledged to securitization vehicles of $22.0bn, include $2.3bn of retained securities that are eliminated in consolidation and are shown net of participations issued totaling $1.2bn. MSR assets include unsettled MSR commitments of $385mm. MSR commitments represent the market value of deals where Annaly has executed a letter of intent. There can be no assurance whether these deals will close or when they will close.

(2)   Capital allocation for each of the investment strategies is calculated as the difference between each investment strategy's allocated assets, which include TBA purchase contracts, and liabilities.

Delivering Significant Value for Stockholders



11.9%
economic return for the full year 2024

14.2%
dividend yield[1]

815%
total stockholder return since Annaly's IPO[2]

Annaly has delivered $27 billion in dividends to shareholders over 25+ years[3]



($ in millions)

■ Prior Cumulative Dividends Declared   ■ Dividends Declared During Year

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(1)   Dividend yield is based on annualized Q4 2024 common dividend of $0.65 and a closing price of $18.30 on December 31, 2024.

(2)   Total stockholder return for the period beginning October 7, 1997 through December 31, 2024.

(3)   Data shown since Annaly's IPO in October 1997 through December 31, 2024 and includes common and preferred dividends declared.

Board Composition, Structure and Refreshment

The Nominating/Corporate Governance ("NCG") Committee of the Board endeavors to have a Board representing a wide range of backgrounds and professional experiences. The NCG Committee annually evaluates our Board's overall composition and rigorously evaluates individual Directors to ensure a continued match of their skill sets and projected tenure against the needs of the Company. For additional information about individual Directors' qualifications and experience, please see the Director biographies beginning on page 13.

SKILL/EXPERIENCE SUMMARY OF CONTINUING DIRECTORS[1]

Skill/Experience	FINKELSTEIN	HAMILTON	HANNAN	LAGUERRE	LAROCHE	REEVES	VOTEK	WEDE	WILLIAMS	TOTAL
Legal and Regulatory — *Understanding or experience with legal, regulatory, government or public policy matters.*	✓				✓	✓			✓	4/9
Risk Management — *Understanding or experience with managing and overseeing risk in public or private companies.*	✓	✓	✓	✓	✓	✓	✓	✓	✓	9/9
Corporate Governance — *Experience on public company boards and understanding of corporate governance practices and policies.*	✓	✓	✓	✓	✓	✓	✓	✓	✓	9/9
Leadership and Strategy — *Executive management experience and understanding or experience with managing growth and developing and implementing strategic plans at public or private companies.*	✓	✓	✓	✓	✓	✓	✓	✓	✓	9/9
Human Capital Management — *Understanding or experience with human capital management in public or private companies.*		✓	✓	✓	✓	✓	✓		✓	7/9
Corporate Responsibility — *Understanding or experience with corporate responsibility matters in public or private companies.*	✓		✓	✓		✓	✓		✓	6/9
Finance and Accounting — *Understanding or experience with financial reporting, accounting and auditing.*	✓	✓	✓	✓			✓	✓		6/9
Financial Services — *Understanding or experience with financial services.*	✓	✓	✓	✓	✓	✓	✓	✓		8/9
Investment Management — *Understanding or experience with investment management, investment banking and asset management.*	✓	✓		✓	✓	✓	✓	✓		7/9
Industry Knowledge — *Understanding or experience in the mortgage finance, real estate and housing industry.*	✓	✓	✓	✓	✓		✓	✓		7/9
Capital Markets and M&A — *Understanding or experience with capital markets matters, capital allocation, investment banking and mergers and acquisitions of public or private companies.*	✓	✓	✓	✓	✓	✓	✓	✓	✓	9/9
Information Technology and Cybersecurity — *Understanding or experience in matters related to technology advancement, information systems, data management and cybersecurity at public or private companies.*			✓				✓		✓	3/9
TOTAL	10	9	10	10	9	9	10	9	8	

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(1) "Continuing Directors" represent the nine members of the Board following the Annual Meeting (assuming all nominees are elected).

ATTRIBUTES OF CONTINUING DIRECTORS[1]

Our Corporate Governance Guidelines formalize the Board's commitment to seeking out highly qualified candidates of diverse backgrounds and experiences and include a Director refreshment policy requiring that Independent Directors may not stand for re-election following the earlier of their 15th anniversary of service on the Board or their 73rd birthday. In extraordinary circumstances, the Board may determine that an Independent Director may stand for re-election after having reached such age or term limit for up to three additional one-year terms.



Independence 89% 1 8

Diversity 3 women (33%) 5 persons with racial/ethnic diversity (56%) 67% overall diversity 6 3

Balanced Tenure 4.3 yrs. average ≥6 yrs. 3 ≤3 yrs. 3 3-5 yrs. 3

Age 56.3 yrs. average 60s 2 50s 7

Corporate Responsibility

In June 2024, we published our fifth annual Corporate Responsibility Report, titled *Powering American Homeownership*. The report details our corporate responsibility initiatives, which span four key areas:



CORPORATE GOVERNANCE

Annaly is committed to maintaining our longstanding robust corporate governance practices that benefit the long-term interests of our stakeholders.

HUMAN CAPITAL

Annaly's team of highly-skilled individuals is our greatest asset and we are committed to promoting the well-being, active engagement, development and full potential of our employees.



RESPONSIBLE INVESTMENTS

Annaly is a leading source of private capital for the U.S. housing sector, facilitating homeownership and long-term economic growth.



THE ENVIRONMENT

Annaly promotes sustainable and environ-mentally friendly practices in order to reduce our environmental footprint and promote our business performance.

Our Corporate Governance Guidelines and Board Committee charters reflect integrated oversight of environmental, social and governance practices, initiatives and related risks across the Board and its Committees. The full Board has overall responsibility for this oversight, and each of the Committees has oversight responsibility of specific matters relating to its purpose, duties and responsibilities.

(1)   "Continuing Directors" represent the nine members of the Board following the Annual Meeting (assuming all nominees are elected).

CORPORATE GOVERNANCE AT ANNALY

Best Practices

Director Independence and Oversight[1]	▪ Separate CEO and Independent Chair of the Board
	▪ 89% of Continuing Directors are Independent
	▪ Regular executive sessions of Independent Directors
	▪ Key Board Committees (Audit, Management Development and Compensation and Nominating/Corporate Governance) are comprised entirely of Independent Directors
	▪ Board oversees a succession plan for the CEO and other senior executives
Board Refreshment and Composition[1]	▪ Board refreshment policy triggered upon earlier of 15 years of service or 73rd birthday
	– 44% of Continuing Directors have tenure of less than 5 years
	▪ Board represents diverse backgrounds and a wide range of professional experience
	– 33% of Continuing Directors are women
	– 56% of Continuing Directors are racially/ethnically diverse
Director Qualifications and Evaluation	▪ Annual Board, Committee and individual Director self-evaluations conducted by an external facilitator, with periodic use of individual interview format
	▪ Comprehensive Board succession planning process
	▪ Corporate Governance Guidelines limit the number of outside public company boards, other than Annaly, on which Directors can serve to three other boards for non-CEOs and one other board for sitting CEOs
	▪ Nominating/Corporate Governance Committee evaluates and considers time commitments of Directors as part of its annual Board self-evaluation process
	▪ Multiple Audit Committee financial experts
Stockholder Rights and Engagement	▪ All Directors are elected annually
	▪ Majority vote standard for uncontested elections
	▪ Annual stockholder advisory vote on executive compensation
	▪ No supermajority common stockholder vote requirements to approve amendments to the Company's charter and bylaws
	▪ Stockholders representing at least 25% of votes entitled to be cast on a matter may request a special meeting of the Company
	▪ Virtual meeting format enables participation from global stockholder base
	▪ Robust stockholder engagement, including over 210 investor meetings in 2024 and outreach to 100% of top 100 stockholders
Corporate Responsibility	▪ Board created Corporate Responsibility Committee in 2017
	▪ Publish annual Corporate Responsibility Reports, including climate-related disclosures following TCFD guidance and supplemental disclosures under the Sustainability Accounting Standards Board (SASB) framework
	▪ Sponsor seven employee-led networks
	▪ Published Political Engagement and Contributions Policy that codifies our longstanding practice prohibiting the use of corporate funds for any political contributions or expenditures
	▪ Included in the FTSE4Good Index for the sixth consecutive year

_____

(1)   "Continuing Directors" represent the nine members of the Board following the Annual Meeting (assuming all nominees are elected).



Proposal 1

ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will vote to elect nine nominees to serve as Directors, whose terms will expire at the annual meeting of stockholders in 2026 (the "2026 Annual Meeting") and when their respective successors are duly elected and qualify. The table below provides summary information about each of the Directors other than Francine J. Bovich, Michael Haylon and John H. Schaefer, who have not been nominated for election as Directors in accordance with the Board's refreshment policy. The Company and the Board wish to express their gratitude to Ms. Bovich and Messrs. Haylon and Schaefer for their many years of dedicated service on the Board.

 The Board has nominated and unanimously recommends a vote **FOR** each of:

- David L. Finkelstein
- Thomas Hamilton
- Kathy Hopinkah Hannan

- Martin Laguerre
- Manon Laroche
- Eric A. Reeves

- Glenn A. Votek
- Scott Wede
- Vicki Williams

as Directors, with each to hold office until the 2026 Annual Meeting, and until their respective successors are duly elected and qualify. Unless you specify a contrary choice, the persons named in the enclosed proxy will vote FOR each of these nominees. In the event that these nominees should become unavailable for election due to any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion to vote for a substitute or the Board may reduce the number of Directors elected at the Annual Meeting.

Name	Age	Principal Occupation	Director since	Independent	Committees	Other Current Public Company Boards
David L. Finkelstein	52	*Chief Executive Officer and Co-Chief Investment Officer* Annaly Capital Management, Inc.	2020			0
Thomas Hamilton	57	*Former Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities* Barclays Capital	2019	✓	Risk (Chair) Audit MDC	1
Kathy Hopinkah Hannan	63	*Former National Managing Partner, Global Lead Partner* KPMG LLP	2019	✓	Audit (Chair) MDC NCG	2
Martin Laguerre	51	*Co-Head of Global Diversified Private Equity* GCM Grosvenor	2023	✓	Audit CR	0
Manon Laroche	55	*Former Managing Director, Head of Global Spread Products Securitized Sales, North America* Citigroup	2023	✓	CR Risk	0
Eric A. Reeves	52	*Founder and Chief Executive Officer* Prospect Park LLC	2021	✓	CR (Chair) NCG Risk	0
Glenn A. Votek	66	*Former Chief Financial Officer* Annaly Capital Management, Inc.	2019	✓	CR Risk	0
Scott Wede	52	*Former Global Head of Securitized Products and Municipal Finance* Barclays Capital	2023	✓	Audit Risk	0
Vicki Williams	52	*Chief Human Resources Officer* NBCUniversal	2018	✓	MDC (Chair) NCG	0

Director Nominees

DAVID L. FINKELSTEIN Director since 2020



Chief Executive Officer & Co-Chief Investment Officer

COMMITTEES
- None

CAREER HIGHLIGHTS

Annaly Capital Management, Inc.
- Chief Executive Officer (March 2020 to present)
- Co-Chief Investment Officer (January 2025 to present)
- Chief Investment Officer (November 2016 to December 2021, November 2022 to January 2025)
- President (March 2020 to December 2022)
- Chief Investment Officer, Agency and RMBS (February 2015 to March 2020)
- Head of Agency Trading (August 2013 to February 2015)

Federal Reserve Bank of New York
- Officer in the Markets Group, where he was the primary strategist and policy advisor for the MBS purchase program (2009 to 2013)

Salomon Smith Barney, Citigroup Inc. and Barclays PLC
- Held Agency MBS trading positions

OTHER AFFILIATIONS
- Vice Chair of the **Treasury Markets Practice Group** sponsored by the **Federal Reserve Bank of New York**
- Member of the **Financial Sector Advisory Council of the Federal Reserve Bank of Dallas**

EDUCATION
- B.A. in Business Administration, the University of Washington
- M.B.A., the University of Chicago, Booth School of Business
- Holds the Chartered Financial Analyst® designation

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Finkelstein's qualifications include his deep expertise in fixed income investments, his experience serving as the Company's Chief Executive Officer and Co-Chief Investment Officer and his extensive markets and policy experience.

THOMAS HAMILTON Independent Director since 2019

COMMITTEES
- Risk (Chair)
- Audit
- Management Development and Compensation

CAREER HIGHLIGHTS

Construction Forms, Inc., an industrial manufacturing company
- Owner and Director (2013 to present)
- President and Chief Executive Officer (2013 to 2020)

Barclays Capital (2004 to 2012)
- Strategic Advisor to the Global Head of Fixed Income, Currencies and Commodities in New York
- Global Head of Securitized Product Trading and Banking
- Head of Municipal Trading and Investment Banking

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- **Larimar Therapeutics, Inc.** (NASDAQ: LRMR)

OTHER AFFILIATIONS
- Co-Founder of his own charitable scientific effort, the **CureFA Foundation**
- Director of the **Friedreich's Ataxia Research Alliance**

EDUCATION
- B.S. in Finance, the University of Dayton

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Hamilton's qualifications include his expertise in fixed income, mortgage-related assets, strategies and markets and significant leadership experience.

KATHY HOPINKAH HANNAN, PhD, CPA

Independent Director since 2019



COMMITTEES
- Audit (Chair)
- Management Development and Compensation
- Nominating/ Corporate Governance

CAREER HIGHLIGHTS

KPMG, the U.S. member firm of the global audit, tax and advisory services firm KPMG International Limited ("KPMG")

- Global Lead Partner, Senior Advisor for KPMG's Board Leadership Center and National Leader Total Impact Strategy (2015 to 2018)
- National Managing Partner of Diversity and Corporate Responsibility (2009 to 2015)
- Midwest Area Managing Partner, Tax Services (2004 to 2009)
- Former Vice Chairman of Human Resources

OTHER AFFILIATIONS

- Former Chairman of the Board of Trustees and member of the Executive Committee of the **Smithsonian National Museum of the American Indian**
- Trustee of the **Committee for Economic Development** in Washington D.C.
- Active member of **Women Corporate Directors** and **National Association of Corporate Directors**
- Chairman of the Board and National President for **Girl Scouts of the USA** (2014 to 2020)
- Member of the **National Advisory Council on Indian Education**, serving under President George W. Bush

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- **Otis Worldwide Co.** (NYSE: OTIS)
- **Ginkgo Bioworks** (NYSE: DNA)

EDUCATION

- B.A., Loras College
- Ph.D. in Leadership Studies, Benedictine University
- Graduate of the Chicago Management Institute at the University of Chicago, Booth School of Business
- Graduate of the Institute of Comparative Political & Economic Systems at Georgetown University
- Completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program and the NACD Master Class: Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight and the NACD Directorship Certification

DIRECTOR QUALIFICATION HIGHLIGHTS

The Board believes that Dr. Hannan's qualifications include her expertise in financial, tax and accounting matters, as well as her significant experience in enterprise sustainability, corporate governance and organizational effectiveness.

MARTIN LAGUERRE Independent Director since 2023



COMMITTEES
- Audit
- Corporate Responsibility

CAREER HIGHLIGHTS

GCM Grosvenor (NASDAQ: GCMG), a global alternative asset management solutions provider
- Co-Head of Global Diversified Private Equity (March 2025 to present)

Warburg Pincus, a global private equity firm
- Senior Advisor to capital solutions, financial services and business services (2023 to March 2025)

Caisse de dépôt et placement du Québec ("CDPQ")
- Executive Vice President and Global Head of Private Equity and Managing Director of Capital Solutions (2019 to 2022)

CPP Investment Board (formerly CPPIB)
- Senior Principal (2016 to 2019)

General Electric Power & Water
- Managing Director (2010 to 2016)

IPG Photonics Corporation, DLJ, Credit Suisse and Lehman Brothers Investment Banking in New York
- Held various corporate roles

OTHER AFFILIATIONS
- Current board member of **Competitive Power Ventures**
- Member of **McGill University Board of Governors Investment Committee**
- Representing Warburg Pincus, previously served as a board member of **Kestra Holdings**
- Representing CDPQ, previously served as a board member of **Sagen MI Canada**
- Representing CPP Investment Board, previously served as a board member of **Cordelio Power Inc., Auren Energia SA** (formerly Votorantim Energia), and a joint venture in select North American onshore renewable power assets of **Enbridge Inc.**

EDUCATION
- Bachelor of Commerce, McGill University
- M.B.A., the University of Chicago, Booth School of Business
- Desautels' Global Expert at McGill University's Desautels Faculty of Management
- Holds the Chartered Financial Analyst® designation

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Laguerre's qualifications include his expertise in private equity, fixed income and investment banking, his prior board experience with other companies and his expertise in financial matters.



MANON LAROCHE Independent Director since 2023



COMMITTEES
- Corporate Responsibility
- Risk

CAREER HIGHLIGHTS

Citigroup Inc., a multinational investment bank and financial services firm
- Managing Director, Head of Global Spread Products Securitized Sales, North America (2018 to 2023)
- Head of Global Securitized Markets Sales, New York (2012 to 2018)
- Managing Director in Global Securitized Markets Sales (2002 to 2012)

EDUCATION
- B.S. in Applied Math and Economics, Brown University

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Ms. Laroche's qualifications include her expertise in Agency MBS, mortgages, fixed income, financing, repo, leverage and liquidity, as well as her experience working with a vast network of institutional investors.

ERIC A. REEVES — Independent Director since 2021



COMMITTEES
- Corporate Responsibility (Chair)
- Nominating/ Corporate Governance
- Risk

CAREER HIGHLIGHTS

Prospect Park LLC, a full-service advisory and merchant banking firm
- Founder and Chief Executive Officer (2023 to present)

Duchossois Capital Management ("DCM")
- Managing Director, Head of Private Capital Investments (2017 to 2023)

The Duchossois Group
- Chief Administrative Officer (2017 to 2023)
- General Counsel & Secretary (2007 to 2023)

McDermott, Will & Emery
- Law Partner

Jones Day
- Corporate Attorney

OTHER AFFILIATIONS
- Former member of the boards of several DCM portfolio companies and funds
- Member of the Advisory Board of **Ozinga Bros**.
- Trustee at **Rush University Medical Center and the National Philanthropic Trust**
- Member of the **Henry Crown Fellows at the Aspen Institute**
- Honored as a Chicago United Business Leader of Color

EDUCATION
- B.A., the University of Michigan
- J.D., the Ohio State University

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Reeves' qualifications include his expertise in sourcing, executing and managing private capital investments, his years of legal experience from serving as a general counsel and a law firm partner and his private company board experience.

GLENN A. VOTEK — Director since 2019 / Independent Director since 2023



COMMITTEES
- Corporate Responsibility
- Risk

CAREER HIGHLIGHTS

Annaly Capital Management, Inc.
- Senior Advisor (March 2020 to August 2020)
- Interim Chief Executive Officer and President (November 2019 to March 2020)
- Chief Financial Officer (August 2013 to December 2019)

CIT Group
- President of Consumer Finance (2012 to 2013)
- Executive Vice President and Treasurer (1999 to 2013)

OTHER AFFILIATIONS
- Board member of the **NACD New Jersey Chapter**
- Former member of the **Rutgers Business School Alumni Board for Learning Experiences**

EDUCATION
- B.S. in Finance and Economics, Kean University/ the University of Arizona
- M.B.A. in Finance, Rutgers Business School
- Attended the Executive Education Program of the Colgate W. Darden Graduate School of Business Administration, the University of Virginia
- Completed the Carnegie Mellon/NACD Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight, the Diligent Institute Climate Leadership Certification, which focuses on oversight of climate risk and related business strategies, and the NACD Directorship Certification

DIRECTOR QUALIFICATION HIGHLIGHTS
The Board believes that Mr. Votek's qualifications include his extensive knowledge of the Company's operations and assets through his prior roles as the Company's Interim Chief Executive Officer and President and Chief Financial Officer, his significant leadership experience and his financial and accounting expertise.

SCOTT WEDE



COMMITTEES
- Audit
- Risk

CAREER HIGHLIGHTS

Conventus Holdings Corp., a provider of business purpose loans
- President and Chief Financial Officer (2022)

Barclays Capital
- Global Head of Securitized Products and Municipal Finance (2004 to 2015)

OTHER AFFILIATIONS
- Member of the board of directors of **MPOWER Financing** (2021 to present)

EDUCATION
- B.S. in Business Administration, Creighton University

DIRECTOR QUALIFICATION HIGHLIGHTS

The Board believes that Mr. Wede's qualifications include his expertise in Agency MBS, mortgages, securitized products, risk management and the mortgage real estate investment trust ("REIT") sector.

VICKI WILLIAMS

COMMITTEES
- Management Development and Compensation (Chair)
- Nominating/ Corporate Governance

CAREER HIGHLIGHTS

NBCUniversal, a multinational media conglomerate
- Chief Human Resources Officer (2018 to present)
- Senior Vice President, Compensation, Benefits and HRIS (2011 to 2018)

Pay Governance LLC
- Partner

Towers Perrin (now Willis Towers Watson)
- Principal

EDUCATION
- B.S. in Education with a concentration in mathematics education, with honors, the University of Georgia
- M.B.A. with a concentration in finance and quantitative statistics, with honors, the University of Georgia

DIRECTOR QUALIFICATION HIGHLIGHTS

The Board believes that Ms. Williams' qualifications include her broad human resources, executive compensation and governance experience, including as Chief Human Resources Officer at a multinational company and as an external compensation consultant.

Governing Documents

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Business Conduct and Ethics (the "Code of Conduct"), which sets forth the basic principles and guidelines for resolving various legal and ethical questions that may arise in the workplace and in the conduct of business. This Code of Conduct is applicable to the Company's Directors, executive officers and employees, and is also a "code of ethics" as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of the Code of Conduct on our website.

CORPORATE GOVERNANCE GUIDELINES

The Board has adopted Corporate Governance Guidelines that, in conjunction with our charter, our bylaws and the charters of the Board Committees, provide the framework for governance of the Company.

INSIDER TRADING POLICY

We have adopted an Insider Trading Policy within the meaning of Item 408(b) of Regulation S-K, which prohibits our Directors, executive officers and employees, as well as those of our subsidiaries, from buying or selling our securities on the basis of material nonpublic information and prohibits communicating material nonpublic information about the Company to others, and that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as NYSE listing standards. Our Insider Trading Policy prohibits our Directors, executive officers and employees from (1) holding our stock in a margin account as eligible collateral, or otherwise pledging our stock as collateral for a loan, or (2) engaging in any hedging transactions with respect to our equity securities held by them.

OTHER GOVERNANCE POLICIES

Our Directors, executive officers and employees are also subject to our other governance policies, including a Foreign Corrupt Practices Act and Anti-Bribery Compliance Policy and a Regulation FD Policy.

WHERE YOU CAN FIND THE CODE OF CONDUCT, CORPORATE GOVERNANCE GUIDELINES AND COMMITTEE CHARTERS

The Code of Conduct, Corporate Governance Guidelines, Audit Committee Charter, Corporate Responsibility Committee Charter, Management Development and Compensation Committee Charter, Nominating/Corporate Governance Committee Charter and Risk Committee Charter are available on our website (**www.annaly.com**). We will provide copies of these documents free of charge to any stockholder who sends a written request to:


Investor Relations
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

BOARD COMMITTEES

The Board has five standing Committees: the Audit Committee, the Corporate Responsibility ("CR") Committee, the Management Development and Compensation ("MDC") Committee, the Nominating/Corporate Governance ("NCG") Committee and the Risk Committee.

The table below shows the membership as of the date of this Proxy Statement of each Board Committee and the number of Committee meetings held in 2024.

Director	Independent	Annaly Committee Membership				
		Audit	CR	MDC	NCG	Risk
Francine J. Bovich[1]	✓			M	C	
David L. Finkelstein						
Thomas Hamilton	✓	M		M		C
Kathy Hopinkah Hannan	✓	C $		M	M	
Michael Haylon[1][2]	☆ ✓				M	M
Martin Laguerre	✓	M $	M			
Manon Laroche	✓		M			M
Eric A. Reeves	✓		C		M	M
John H. Schaefer[1]	✓	M		M		
Glenn A. Votek[2]	✓		M			M
Scott Wede	✓	M				M
Vicki Williams	✓			C	M	
% of Independent Members		**100%**	**100%**	**100%**	**100%**	**100%**
2024 Meetings (Board – 11)		**6**	**4**	**7**	**4**	**4**

☆ Independent Chair of the Board   C Committee Chair   M Committee Member $ Audit Committee Financial Expert

Committee Membership Determinations

The Board annually reviews the membership and chair of each Board Committee as part of its broader Board and Committee refreshment and succession planning. This review, which is led by the NCG Committee, takes into account, among other factors, the needs of the Committees, the experience, availability and projected tenure of Directors and the desire to balance Committee continuity with fresh insights. For additional detail, see the "***Board Effectiveness, Self-Evaluations and Refreshment***" section of this Proxy Statement.

(1) Ms. Bovich and Messrs. Haylon and Schaefer have not been renominated as Directors in accordance with the Board's refreshment policy and will conclude their service on the Board following the Annual Meeting.

(2) While Messrs. Haylon and Votek do not serve on the Audit Committee at this time, each has the attributes of an "audit committee financial expert" under Securities and Exchange Commission ("SEC") rules based on their professional experience.

AUDIT COMMITTEE
Number of Meetings in 2024: 6

COMMITTEE MEMBERS



Kathy Hopinkah Hannan, Chair ⓢ

Thomas Hamilton

Martin Laguerre ⓢ

John H. Schaefer

Scott Wede

KEY RESPONSIBILITIES

- Appoints the independent registered public accounting firm and reviews its qualifications, performance and independence
- Reviews the plan and results of the auditing engagement with the Chief Financial Officer and the independent registered public accounting firm
- Oversees internal audit activities
- Oversees the quality and integrity of financial statements and financial reporting process
- Oversees the adequacy and effectiveness of internal control over financial reporting
- Reviews and pre-approves the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm
- Prepares the report of the Audit Committee required by SEC rules to be included in the proxy statement
- Together with the Risk Committee, jointly oversees practices and policies related to cybersecurity and receives regular reports from management throughout the year on cybersecurity and related risks

QUALIFICATIONS

Each member of the Audit Committee is financially literate and independent of the Company and management under the applicable rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the NYSE listing standards. The Board has designated Dr. Hannan and Mr. Laguerre as "audit committee financial experts" under applicable SEC rules.[1]

For more information on the Audit Committee's responsibilities and activities, see the "***Board Oversight of Risk***" and "***Report of the Audit Committee***" sections of this Proxy Statement.

CORPORATE RESPONSIBILITY COMMITTEE
Number of Meetings in 2024: 4

COMMITTEE MEMBERS



Eric A. Reeves, Chair

Martin Laguerre

Manon Laroche

Glenn A. Votek

KEY RESPONSIBILITIES

- Assists the Board in its oversight of the Company's items of corporate responsibility that reflect the Company's values and character, including:
  - corporate philanthropy
  - responsible investments, including social impact investments
  - environmental and sustainability practices
  - public policy
  - reputation

For more information on the CR Committee's responsibilities and activities, see the "***Board Oversight of Risk***" section of this Proxy Statement.

---

(1) While Messrs. Haylon and Votek do not serve on the Audit Committee at this time, each has the attributes of an "audit committee financial expert" under SEC rules based on their professional experience.

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE   Number of Meetings in 2024: 7

COMMITTEE MEMBERS



Vicki Williams, Chair

Francine J. Bovich

Thomas Hamilton

Kathy Hopinkah Hannan

John H. Schaefer

KEY RESPONSIBILITIES

- Assists the Board in overseeing the Company's executive compensation policies and practices
- Reviews and recommends to the Independent Directors the approval of the compensation of the CEO
- Reviews and approves the compensation of the NEOs, other than the CEO
- Reviews, approves and recommends to the Board the adoption of equity-based compensation or incentive compensation plans
- Assists the Board in its oversight of the development, implementation and effectiveness of the Company's policies and strategies relating to its human capital management
- Reviews the form and amount of Director compensation
- Prepares the report of the Compensation Committee required by SEC rules to be included in the proxy statement

QUALIFICATIONS

Each member of the MDC Committee is independent of the Company and management under the listing standards of the NYSE and qualifies as a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

For more information on the MDC Committee's responsibilities and activities, see the "***Compensation of Directors***," "***Compensation Discussion and Analysis***," and "***Report of the Compensation Committee***" sections of this Proxy Statement.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE   Number of Meetings in 2024: 4

COMMITTEE MEMBERS



Francine J. Bovich, Chair

Kathy Hopinkah Hannan

Michael Haylon

Eric A. Reeves

Vicki Williams

KEY RESPONSIBILITIES

- Develops and recommends criteria for considering potential Board candidates
- Identifies and screens individuals qualified to become Board members and recommends to the Board candidates for nomination for election or re-election to the Board or to fill Board vacancies
- Develops and recommends to the Board a set of corporate governance guidelines and recommends modifications as appropriate
- Provides oversight of the evaluation of the Board
- Considers other corporate governance matters, such as Director tenure and retirement policies and potential conflicts of interest of Board members and senior management, and recommends changes as appropriate
- Considers continuing education alternatives for Directors and provides oversight of management's responsibility for providing the Board with educational sessions on matters relevant to the Company and its business

QUALIFICATIONS

Each member of the NCG Committee is independent of the Company and management under the applicable NYSE listing standards.

For more information on the NCG Committee's responsibilities and activities, see the "***Director Criteria and Qualifications***," "***Board Effectiveness, Self-Evaluations and Refreshment***," "***Director Nomination Process***" and "***Stockholder Recommendation of Director Candidates***" sections of this Proxy Statement.

RISK COMMITTEE   Number of Meetings in 2024: 4

COMMITTEE MEMBERS



Thomas Hamilton, Chair

Michael Haylon
Manon Laroche
Eric A. Reeves
Glenn A. Votek
Scott Wede

KEY RESPONSIBILITIES

- Assists the Board in its oversight of the Company's:
  - risk governance structure
  - risk management and risk assessment guidelines and policies regarding capital, liquidity and funding risk, investment/market risk, credit risk, counterparty risk, operational risk, compliance, regulatory and legal risk and such other risks as necessary to fulfill the Committee's duties and responsibilities
  - risk appetite, including risk appetite levels and capital adequacy and limits
- Together with the Audit Committee, jointly oversees practices and policies related to cybersecurity and receives regular reports from management throughout the year on cybersecurity and related risks

For more information on the Risk Committee's responsibilities and activities, see the "***Board Oversight of Risk***" section of this Proxy Statement.

Board Structure and Processes

The Board is continually focused on enhancing its structure, composition and effectiveness in response to the Board's annual self-evaluation and succession planning processes, its review of evolving best practices and feedback from the Company's stockholder engagement efforts.

Board Leadership Structure



DAVID L. FINKELSTEIN
Chief Executive Officer and Co-Chief Investment Officer



MICHAEL HAYLON
Independent Chair of the Board

Starting in 2019, the Board has separated the roles of CEO and Chair of the Board. While our governance documents provide the Board with flexibility to select the leadership structure that is best for the Company, the Board has determined that having strong independent Board leadership in the form of an Independent Chair is in the Company's best interests at this time. Following the conclusion of Mr. Halyon's service on the Board at the end of his current term, which coincides with the Annual Meeting, the Board has selected Mr. Hamilton to succeed Mr. Haylon as Independent Chair of the Board following a comprehensive succession planning process led by the NCG Committee.

The separation of the CEO and Chair roles allows the CEO to focus on our overall business and strategy, while allowing the Chair to focus their attention on governance of the Board and oversight of management. The Board believes that its independent oversight function is further enhanced by its policy to hold regular executive sessions of the Independent Directors without management present and the fact that only the CEO is not independent. In addition, the Board believes that its approach to risk management ensures that the Board can choose many leadership structures while continuing to effectively oversee risk management.

The Independent Chair of the Board

- Presides at meetings and executive sessions of the Board
- Serves as a liaison between the CEO and the Independent Directors
- Presides over annual meetings of stockholders
- Together with the Board, serves as an advisor to the CEO
- Participates, together with the MDC Committee, in the performance evaluation of the CEO
- Provides input into the selection of Committee Chairs
- Approves Board meeting agendas and schedules
- Advises the CEO on the Board's informational needs
- Has authority to call and chair meetings and executive sessions of the Board
- Authorizes the retention of advisors and consultants who report to the Board
- Together with the NCG Committee Chair, leads the Board's annual performance evaluation
- If requested by stockholders, ensures that they are available when appropriate for consultation and direct communication with major stockholders

Independence of Continuing Directors[1]

NYSE rules and our Corporate Governance Guidelines require that at least a majority of Board members are Independent Directors. The Board has adopted the definition of "independent director" set forth in Section 303A of the NYSE rules and has affirmatively determined that each Continuing Director (other than Mr. Finkelstein) has no material relationships with the Company other than as a Director (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and is therefore independent under all applicable criteria for independence in accordance with the standards set forth in the NYSE rules and our Corporate Governance Guidelines.



Independence

89%

1

8

Executive Sessions of Independent Directors

Our Corporate Governance Guidelines require that the Board has regularly scheduled executive sessions of Independent Directors each year. These executive sessions, which are designed to promote unfettered discussions among the Independent Directors, are presided over by the Independent Chair of the Board. During 2024, the Independent Directors, without the participation of any Board member who is a member of management, held 11 executive sessions.

Board Oversight of Risk

Management	
Responsible for day-to-day risk assessment and risk management. A series of management committees have decision-making responsibilities for risk assessment and risk management activities, including the:	■ Operating Committee ■ Enterprise Risk Committee ■ Asset/Liability Committee ■ Financial Reporting and Disclosure Committee

Full Board
The Board has oversight of the Company's risk management framework, which it exercises its oversight of risk primarily through its Risk Committee and Audit Committee with support from the other Board Committees. At least annually, the full Board reviews with management the Company's risk management program, which identifies and quantifies a broad spectrum of enterprise-wide risks, including cyber and technology-related risks, and related action plans

Audit Committee	Corporate Responsibility Committee	Management Development & Compensation Committee	Nominating/Corporate Governance Committee	Risk Committee
■ Assists the Board in its oversight of the quality and integrity of the Company's accounting, internal controls and financial reporting practices, including appointing the independent auditor and reviewing its qualifications, performance and independence, and ensuring compliance with legal and regulatory requirements	■ Assists the Board in its oversight of any matters that may present reputational or environmental, social and governance risk to the Company	■ Assists the Board in its oversight of risk related to the Company's compensation policies and practices and human capital management matters, including succession planning	■ Assists the Board in its oversight of the Company's corporate governance framework, selection of Director candidates and the annual self-evaluation of the Board	■ Assists the Board in its oversight of the Company's risk governance structure, risk management and risk assessment guidelines and policies, and risk appetite, including risk appetite levels and capital adequacy and limits

(1) "Continuing Directors" represent the nine members of the Board following the Annual Meeting (assuming all nominees are elected).

The Board has overall responsibility for technology-related oversight and strategy, which includes regular updates on our overall technology strategy, potential technology disruption and emerging technology and innovation trends, along with review of the Company's approach to major technology spending and innovations. In addition, the Board receives updates from the Audit and Risk Committees, which have joint oversight of cyber and technology-related risks. The Audit Committee has specific oversight of cyber and technology risks related to financial reporting and the Risk Committee has specific oversight of cyber and technology risks related to operations. The Committees receive joint and individual presentations from management and external experts on the foregoing topics and held two joint meetings in 2024.

Dr. Hannan and Mr. Votek have completed the Carnegie Mellon/ NACD Cyber-Risk Oversight Program and earned the CERT Certificate in Cybersecurity Oversight. Dr. Hannan has also completed the NACD Master Class: Cyber-Risk Oversight Program.

The Board exercises its oversight of environmental, social and governance risks primarily through the CR Committee with support from the other Board Committees, as described in the "***Corporate Responsibility***" section of this Proxy Statement. In addition to the risk oversight processes outlined above, the Board annually reviews its risk assessment of the Company's compensation policies and practices applicable to the Company's annual cash incentive and equity incentive plans. For additional information on this review, please see the "***Risks Related to Compensation Policies and Practices***" section of this Proxy Statement.

CEO Performance Reviews and Management Succession Planning

The Independent Chair of the Board and the MDC Committee Chair jointly coordinate and lead the Board's annual performance evaluation of the CEO, which reflects input from all Independent Directors. The Board, led by the MDC Committee, oversees and maintains a succession plan for the CEO and other senior executives. Executive succession and talent development are a regular agenda item for the Board and, at least once per year, the Board has a fulsome discussion of talent at each business and functional leadership level across the Company. In carrying out this function, the Board endeavors to ensure that the Company's management has the capabilities to cause the Company to operate in an efficient and business-like fashion in the event of a vacancy in senior management, whether anticipated or sudden.

Board Effectiveness, Self-Evaluations and Refreshment

Our comprehensive Board and Committee refreshment and succession planning process is designed to ensure that the Board and each Committee is comprised of highly qualified Directors, with the independence, diversity, skills and perspectives to provide strong and effective oversight. The Board, led by the NCG Committee, annually evaluates the composition of the Board and each Committee and rigorously evaluates individual Directors to ensure a continued match of their skill sets and tenure against the needs of the Company.

The NCG Committee is also responsible for overseeing an annual self-evaluation process for the Board. The self-evaluation process seeks to identify specific areas, if any, that need improvement or strengthening in order to increase the effectiveness of the Board as a whole and its members and Committees.

ANNUAL SELF-EVALUATION PROCESS

Review of Process	**1**	The NCG Committee Chair periodically reviews the self-evaluation process
Self-Evaluation Questionnaire or Interview	**2**	Directors provide feedback on the Board, each Committee and individual Directors through written questionnaires or interviews conducted by a third-party facilitator
Results Analyzed	**3**	Results of the self-evaluation are analyzed and aggregated by a third-party facilitator to maintain confidentiality
Review with NCG Chair	**4**	The third-party facilitator reviews the self-evaluation results with the NCG Committee Chair and discusses key themes and potential enhancements
Summary of Results	**5**	A summary of Board and Committee self-evaluation results is presented to the full Board
Ongoing Feedback	**6**	Directors are encouraged to provide ongoing feedback outside of the self-evaluation process
Feedback Incorporated	**7**	Policies and practices are enhanced as a result of the annual self-evaluation and ongoing feedback

Focus areas of the 2024 self-evaluation, which was conducted by way of written questionnaires facilitated by a third-party governance expert, included Board and Committee leadership structure, dynamics, priorities, skills, processes and fulfillment of responsibilities. Based in part on the results of the 2024 self-evaluation process, the Board's practices evolved in a number of ways during 2024.

 **Decisions Made in Response to 2024 Self-Evaluations**

- Increased focus on the upcoming Board Chair transition and Board dynamics following the conclusion of service for several Directors in line with the Board's refreshment policy
- Increased focus on executive compensation design in response to 2024 Say-on-Pay vote
- Identified additional priority topics for Board's 2025 agenda

Director Criteria and Qualifications

The NCG Committee seeks to achieve a balance of knowledge, experience and capability on the Board and considers a wide range of factors when assessing potential Director nominees, including a candidate's:

- background,
- skills,
- expertise,
- diversity,
- accessibility, and
- availability to serve effectively on the Board.

All candidates should (i) possess the highest personal and professional ethics, integrity and values, exercise good business judgment and be committed to representing the long-term interests of the Company and (ii) have an inquisitive and objective perspective, practical wisdom and mature judgment. It is expected that all Directors will have an understanding of our business and be willing to devote sufficient time and effort to carrying out their duties and responsibilities effectively.

Director Nomination Process

The NCG Committee is responsible for identifying and screening nominees for Director and for recommending to the Board candidates for nomination for election or re-election to the Board or to fill Board vacancies. The NCG Committee also seeks to maintain an ongoing list of potential Board candidates. Nominees may be suggested by:

- Directors,
- members of management,
- stockholders, or
- professional search firms.

In evaluating a Director nomination, the NCG Committee may review materials provided by the nominator, a professional search firm or any other party.

Stockholder Recommendation of Director Candidates

Stockholders who wish the NCG Committee to consider their recommendations for Director candidates should submit their recommendations in writing to:

 Anthony C. Green
Chief Corporate Officer,
Chief Legal Officer and Secretary
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the NCG Committee at a regularly scheduled or special meeting. If any materials are provided by a stockholder in connection with the recommendation of a Director candidate, such materials are forwarded to the NCG Committee. Properly submitted recommendations by stockholders will receive the same consideration by the NCG Committee as other suggested nominees. Stockholders wishing to nominate an individual for election as a Director, rather than recommend a nominee to the Board, must follow the procedures set forth in our bylaws and abide by the timeline set forth in the "***Stockholder Proposals and Nominations***" section of this Proxy Statement.

Communications with the Board

Stockholders and other persons interested in communicating with an individual Director (including the Independent Chair of the Board), the Independent Directors as a group, any Committee of the Board or the Board as a whole, may do so by submitting such communication to:

 Annaly Capital Management, Inc.
[Addressee]
1211 Avenue of the Americas
New York, NY 10036

 Phone
1-888-8 ANNALY

 Email
investor@annaly.com

The Legal Department reviews all communications to the Directors and forwards those communications related to the duties and responsibilities of the Board to the appropriate parties. Certain items such as business solicitation or advertisements, product-related inquiries, junk mail or mass mailings, resumes or other job-related inquiries, spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications will not be forwarded.

Director Attendance

In 2024, the Board held 11 meetings. All Directors attended at least 75% of the aggregate number of meetings of the full Board and the Committees on which they served, during the period in which they served, in 2024.

The Company encourages each member of the Board to attend the Annual Meeting. All of our then-Directors attended the 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting").

Board Commitment and Service on Other Public Company Boards

It is the policy of the Board that:

- Directors should not serve on more than three other public company boards in addition to the Company's Board;
- Directors who also serve as CEOs or hold equivalent positions at other companies should not serve on more than one other public company board in addition to the Company's Board; and
- A member of the Audit Committee should not serve on the audit committee of more than two other public companies.

The NCG Committee evaluates and considers time commitments of Directors as part of its annual Board self-evaluation process and requires each Director to discuss any significant changes in employment or directorship roles with the NCG Committee Chair and Board Chair in advance of such changes.

Director Orientation and Continuing Education

The Board believes that Director orientation and continuing education is critical to each Director's ability to fulfill their responsibilities in a dynamic and constantly evolving business environment. New Directors participate in a robust onboarding process, which includes extensive training materials and personal briefings by senior management on the Company's strategic plans, financial statements and key policies and practices. In addition, we encourage Directors to participate in external continuing director education programs, and we provide reimbursement for related expenses. Continuing director education is also provided during Board meetings and as stand-alone information sessions outside of meetings. In line with our commitment to continuing Board education, the Board is a Full Board Member of the NACD, which gives Directors access to an extensive menu of board education programs, along with research on governance trends and board practices.

Certain Relationships and Related Party Transactions

APPROVAL OF RELATED PARTY TRANSACTIONS

The Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). The Board has adopted a written policy on transactions with related persons in conformity with NYSE listing standards.

Under this policy, any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved in advance by the Audit Committee or any other standing or ad hoc committee of the Board comprised solely of Independent Directors who are disinterested or by the disinterested and Independent members of the full Board.

In connection with the review and approval of a related person transaction, management must:

- disclose the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;
- advise as to whether the related person transaction complies with the terms of agreements governing the Company's material outstanding indebtedness that limit or restrict the Company's ability to enter into a related person transaction;
- advise as to whether the related person transaction will be required to be disclosed in the Company's filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (together with the Securities Act, the "Acts"), and related rules and, to the extent such transaction is required to be disclosed, ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and
- advise as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that a committee or the disinterested Directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee Director or Director nominee, should consider whether such transaction would compromise the Director or Director nominee's status as an "independent" or "non-employee" Director, as applicable, under the rules and regulations of the SEC, the Acts, the NYSE and the Company's Code of Conduct.

There have been no related person transactions since the beginning of 2024 that required disclosure under securities laws or otherwise required review, approval or ratification under the related person transaction policy.

Compensation of Directors

We compensate the Non-Employee Directors. Any Director who is also an executive officer or employee does not receive compensation for serving on the Board. The MDC Committee is responsible for reviewing, and recommending to the Board, the form and amount of compensation paid to the Non-Employee Directors.

The annual compensation elements paid to the Non-Employee Directors for service on the Board and its standing Committees for 2025 are set forth below:



Base Pay for Board Service

DEFERRED STOCK UNIT ("DSU") GRANT

$155,000 In DSUs

CASH RETAINER

$100,000

Additional Cash Retainers	Amount ($)
Independent Board Chair	115,000
Committee Member (all Board Committees)	10,000
Committee Chairs[1]:	
▪ Audit	25,000
▪ MDC Committee	20,000
▪ All other Board Committees	15,000

Each DSU is equivalent in value to one share of our common stock. DSUs are granted on the date of the annual stockholder meeting and are fully vested as of the date of grant. DSUs settle in shares of common stock within 30 days following the first to occur of (i) the first anniversary of the grant date or (ii) the Director's separation from service, and convert to shares of our common stock on the settlement date unless the Director elects to defer the settlement of the DSUs to a later date. DSUs do not have voting rights. DSUs pay dividend equivalents in either cash or additional DSUs at the election of the Director. Directors are also eligible to receive other stock-based awards under our 2020 Equity Incentive Plan, which includes a limit on the maximum total compensation payable to any Non-Employee Director.

We reimburse the Directors for their reasonable out-of-pocket travel expenses incurred in connection with their attendance at full Board and Committee meetings.

---

(1) Committee Chairs receive Committee Chair Retainers in addition to, and not in lieu of, Committee Member Retainers.

DIRECTOR STOCK OWNERSHIP GUIDELINE

The stock ownership guideline for Non-Employee Directors provides that each Non-Employee Director should strive to own an amount of our common stock equal to five times the annual cash retainer. Shares counting toward the guideline include shares that are owned outright, DSUs and any other shares held in deferral accounts. To facilitate achievement of the guidelines, the Board has adopted and implemented a "retention ratio" that requires Non-Employee Directors to retain and hold 50% of the net profit shares from DSUs until the specified ownership level is achieved. As of the date of this Proxy Statement, all of the Non-Employee Directors had met or were on their way to meeting their stock ownership guideline.

> *The stock ownership guideline for Non-Employee Directors is five times the annual cash retainer.*

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

During 2024, the MDC Committee retained an independent compensation consultant, Frederic W. Cook & Co. ("F. W. Cook"), to assist in its review of the compensation provided to the Non-Employee Directors. F. W. Cook provides market research and analyses on director compensation programs and proposals, including reviews of competitive market trends and design practices and relevant peer and market benchmarking. The MDC Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards. The MDC Committee discussed all relevant factors and concluded that no conflict of interest exists that would prevent F. W. Cook from independently representing the MDC Committee.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to the Non-Employee Directors for the fiscal year ended December 31, 2024.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Francine J. Bovich	135,000	175,000	0	310,000
Thomas Hamilton	145,000	175,000	0	320,000
Kathy Hopinkah Hannan	155,000	175,000	0	330,000
Michael Haylon	235,000	175,000	0	410,000
Martin Laguerre	120,000	175,000	0	295,000
Manon Laroche	120,000	175,000	0	295,000
Eric A. Reeves	145,000	175,000	0	320,000
John H. Schaefer	120,000	175,000	0	295,000
Glenn A. Votek	120,000	175,000	0	295,000
Scott Wede	120,000	175,000	0	295,000
Vicki Williams	140,000	175,000	0	315,000

(1) Fees earned or paid in cash may be prorated for partial year Board and/or Committee service.

(2) The amounts in this column represent the aggregate grant date fair value of the DSU awards, which were granted to our Non-Employee Directors on May 15, 2024 and are computed in accordance with FASB ASC Topic 718 and based on the closing price of the Company's common stock on the date of grant. DSUs are vested at grant and accrue dividend equivalents as additional DSUs or cash at the election of the Director.

EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the Company's executive officers:

Name	Age	Title
David L. Finkelstein	52	Chief Executive Officer and Co-Chief Investment Officer
Serena Wolfe	45	Chief Financial Officer
Steven F. Campbell	53	President and Chief Operating Officer
Anthony C. Green	50	Chief Corporate Officer, Chief Legal Officer and Secretary

Biographical information on Mr. Finkelstein is provided above under the heading "***Election of Directors***."

SERENA WOLFE



CAREER HIGHLIGHTS

Annaly Capital Management, Inc.
- Chief Financial Officer (December 2019 to present)

Ernst & Young LLP ("EY")
- Partner and Central Region Real Estate Hospitality & Construction ("RHC") Leader, managing the go-to-market efforts and client relationships across the sector (2017 to November 2019)
- Partner (2011 to 2017)
- Global RHC Assurance Leader
- Practiced with EY for over 20 years, including six years with EY Australia and 16 years with the U.S. practice

OTHER PUBLIC COMPANY BOARD SERVICE
- **Lennar Corporation** (NYSE: LEN)

EDUCATION
- Bachelor of Commerce in Accounting, the University of Queensland
- Certified Public Accountant in the states of New York and California

STEVEN F. CAMPBELL



CAREER HIGHLIGHTS

Annaly Capital Management, Inc.
- President (December 2022 to present)
- Chief Operating Officer (June 2020 to present)
- Head of Business Operations (2019 to June 2020)
- Head of Credit Operations and Enterprise Risk (2018 to 2019)
- Chief Operating Officer of Annaly Commercial Real Estate Group (2016 to 2018)
- Head of Credit Strategy (2015 to 2018)

Fortress Investment Group LLC
- Held various roles over six years, including serving as Managing Director in the Credit Funds business

OTHER AFFILIATIONS
- Member of the Advisory Board for the **Fitzgerald Institute of Real Estate at the** University of Notre Dame

EDUCATION
- B.B.A., the University of Notre Dame
- M.B.A., the University of Chicago, Booth School of Business

ANTHONY C. GREEN



CAREER HIGHLIGHTS.

Annaly Capital Management, Inc.
- Chief Corporate Officer, Chief Legal Officer and Secretary (January 2019 to present)
- Chief Legal Officer and Secretary (2017 to 2019)
- Deputy General Counsel (2009 to 2017)

K&L Gates
- Law Partner in the Corporate, Securities, Mergers & Acquisitions Group

EDUCATION
- B.A. in Economics and Political Science, the University of Pennsylvania
- J.D. and LL.M. in International and Comparative Law, Cornell Law School

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the key features of our executive compensation program and the MDC Committee's approach in deciding compensation for our NEOs for their performance in 2024 and is divided into four topics: (1) Executive Summary, (2) How Executive Compensation Decisions are Made, (3) Executive Compensation Design and Award Decisions for 2024 and (4) Executive Compensation Policies.

1. Executive Summary

WHO WE PAID

Our employees are the Company's greatest asset and we are committed to attracting, incentivizing and retaining an exceptional workforce. This commitment shapes our firmwide compensation program, along with the compensation practices and policies designed specifically for our NEOs, which are detailed below. In 2024, the following individuals served as our NEOs:









DAVID L. FINKELSTEIN	SERENA WOLFE	STEVEN F. CAMPBELL	ANTHONY C. GREEN
▪ Chief Executive Officer ▪ Co-Chief Investment Officer	▪ Chief Financial Officer	▪ President ▪ Chief Operating Officer	▪ Chief Corporate Officer ▪ Chief Legal Officer ▪ Secretary

FACTORS SHAPING OUR PAY DESIGN AND DECISIONS

The MDC Committee is committed to maintaining an executive compensation program that incentivizes strong performance and drives alignment with stockholders. Collectively, our pay practices and decisions are informed by:

- stockholder engagement and feedback;
- the MDC Committee's desire to closely link NEO pay and financial performance;
- a belief that most NEO pay should be at risk and variable;
- consideration of peer compensation levels and market trends;
- advice from an independent compensation consultant;
- adherence to pay governance best practices, including stock ownership guidelines, clawback policies, prohibitions on hedging and pledging and no dividends on unearned awards; and
- integration of pay and risk management oversight.

STOCKHOLDER ENGAGEMENT AND RESPONDING TO THE 2024 SAY-ON-PAY VOTE

Stockholder Engagement

Last year, in response to conversations with stockholders ahead of our 2024 Annual Meeting, we filed supplemental proxy materials that provided additional context on the MDC Committee's executive compensation decisions for 2023, along with their commitment to adopt several changes. These changes were primarily designed to enhance the rigor, and reduce the complexity, of the corporate scorecard, which is used to determine 75% of our NEOs' overall incentive awards, and included increasing the difficulty required to receive a payout under the corporate scorecard, reducing the percentage of target incentive an NEO can earn for achieving minimum threshold performance and eliminating the scaling factor used to calculate overall scores.

At our 2024 Annual Meeting, our executive compensation program received the support of approximately 63% of votes cast, versus our prior five-year average of approximately 88%. Our MDC Committee was disappointed with this result and, while we have regular outreach and ongoing discussions with stockholders to learn more about their perspectives, we expanded and deepened our engagement efforts to gather our stockholders' feedback and understand their concerns.

We contacted 100 stockholders representing over 90% of institutional shares and nearly 60% of outstanding shares and invited them to meet with members of our Board and management team to discuss their views on our executive compensation program and related policies and practices. In response to our invitation, we held 22 meetings with 18 stockholders, who collectively represent approximately 60% of outstanding institutional shares (and 38% of total shares outstanding). MDC Committee Chair Vicki Williams participated in meetings with stockholders representing over 40% of institutional shares (and 26% of our total outstanding shares). Leaders from the Company's Legal, Corporate Responsibility and Investor Relations teams participated in all stockholder meetings. Our NEOs did not participate in meetings unless a stockholder requested them.

In the first quarter of 2025, we engaged again with a number of our largest stockholders to review proposed enhancements reflective of stockholder feedback and confirmed that the changes address their concerns. We also conducted briefing calls with leading proxy advisory firms. In addition to our compensation-focused engagement meetings, the Company held an Investor Day in November 2024 to discuss firm strategy and performance, both of which directly inform the MDC Committee's executive compensation design and award decisions.

Key Stockholder Feedback

We learned that our stockholders are generally supportive of the basic tenets and core framework of our compensation program, as most compensation is "at risk" and the program utilizes a diversified mix of rigorous performance metrics tied to stockholder value.

However, some stockholders expressed concern about the structure and complexity of our corporate scorecard. While they appreciated that the scorecard is intended to closely align compensation with the Company's performance across its key financial and risk metrics, a number of stockholders expressed a preference for a more straightforward design with a streamlined scoring methodology and enhanced rigor, transparency and objectivity of metrics. Certain stockholders also expressed a preference for the MDC Committee to apply the corporate scorecard solely to its determination of annual cash incentives (versus both cash and stock) and to increase equity as a percentage of target total direct compensation and/or increase performance-based equity as a percentage of total target equity.

Recent Changes and Responsive Actions

While the MDC Committee determined it would be possible to implement certain responsive changes on an immediate basis for 2024, in light of the timing and breadth of our stockholders' feedback, the Committee simultaneously committed to a broader redesign of our executive compensation program for 2025. Changes for both 2024 and 2025 are described below and in further detail in the "***Executive Compensation Design and Award Decisions***" section of this CD&A.

Stockholder Feedback	Prevalence of Feedback	Responsive Action
Simplify corporate scorecard	High	■ For 2024, we streamlined the scoring methodology and removed the scaling feature used to calculate the overall score for the scorecard
		■ For 2025, we are removing the Absolute Tangible Economic Return modifier and are instead incorporating Absolute Tangible Economic Return directly into the scorecard as a new metric
Use objective, publicly disclosed and/or quantifiable scorecard metrics	High	■ For 2024, we replaced an important, but competitively sensitive, Market Risk metric (Daily Liquid Box) with a new Market Risk metric (Total Assets Available for Financing as a Percentage of Equity) based on financial information we disclose on a quarterly basis. We also bolstered the transparency of the Operational Risk metric by tying its achievement to specific key risk indicators ("KRIs")
		■ For 2025, we are removing the Operational Risk metric from the scorecard and will instead consider Operational Risk achievements as part of an NEO's individual assessment
Apply scorecard only to annual cash incentives	Moderate	■ For 2025, the scorecard will apply only to annual cash incentive opportunities; long-term equity granted in early 2026 for performance in 2025 will generally be awarded at pre-determined target levels
Increase difficulty required for incentive payout	Moderate	■ For 2024, we increased the difficulty required to receive a payout under the corporate scorecard and reduced the payout percentage for achieving the minimum performance threshold from 80% to 50% of target
		– We also increased the likelihood of receiving a 0% payout by removing the scorecard's scaling feature
		■ For 2025, we are removing Operational Risk from the scorecard, resulting in a fully quantitative and objective scorecard. In addition, bifurcating the annual cash incentive and equity incentive determinations will reduce both an NEO's maximum incentive opportunity and their actual payout in strong performance years as equity incentives will be capped at target
Increase equity as a percentage of total compensation	Moderate	■ For 2025, the CEO will receive 55% of his total compensation (including base salary and cash and equity incentives) in the form of equity (up from 50%) and the other NEOs will receive 50% of their total compensation in the form of equity (up from an average of 44%)

Stockholder Feedback	Prevalence of Feedback	Responsive Action
Increase performance-based equity as a percentage of total compensation	Moderate	▪ For 2025, all NEOs will receive 60% of their target equity in the form of PSUs (up from 50%)
No material year-over-year increase in executive pay targets	Low	▪ For 2024, the MDC Committee declined to raise NEO pay targets from their 2023 levels ▪ For 2025, the MDC Committee is declining to raise NEO pay targets for a second consecutive year
Increase scorecard's weighting of absolute vs. relative performance metrics	Low	▪ For 2025, the scorecard metrics will be rebalanced such that they are comprised of 60% absolute performance metrics (up from 50%) and 40% relative performance metrics (down from 50%)

Based on our stockholder engagement efforts, we believe that these enhancements address the views and concerns of our stockholders and strongly align with our compensation philosophy and program objectives. The MDC Committee will continue to consider the outcome of future Say-on-Pay votes, as well as stockholder feedback received during our engagement program, in evaluating ways to further enhance our executive compensation program.

PHILOSOPHY AND PROGRAM OBJECTIVES

The MDC Committee is committed to maintaining an executive compensation program that attracts, retains and incentivizes top executive talent and generates long-term value for stockholders by directly linking compensation payout to Company performance without encouraging unnecessary risk taking. Our compensation philosophy is driven by the following principles:



ANNALY Compensation Philosophy

PAY FOR PERFORMANCE
A significant portion of executive officer compensation should vary with business performance

CREATE LONG-TERM STOCKHOLDER VALUE
Equity incentive awards should have multi-year vesting and performance periods

SUPPORT RISK MANAGEMENT
Compensation policies and practices should reflect the Company's risk management culture

ATTRACT, RETAIN AND INCENTIVIZE TOP TALENT
Compensation packages should be market-competitive to facilitate hiring, retaining and motivating high-performing executives

REINFORCE OUR CULTURE AND CORPORATE RESPONSIBILITY PRIORITIES
Compensation programs should incorporate our corporate responsibility goals and align leadership with our firm culture and values

COMPONENTS OF EXECUTIVE COMPENSATION

The table below describes the objectives supported by our primary compensation elements for 2024 — commonly referred to as "total direct compensation" — along with an overview of the key measures and governance principles for each element.

2024 Compensation Element			Objectives	Key Measures	Governance Principles
FIXED	Short-Term	**BASE SALARY**	■ Provide a level of fixed pay appropriate to NEO's roles and responsibilities	■ Experience, duties and scope of responsibilities ■ Internal and external market factors	■ Comprises minority of overall compensation opportunity compared to "at risk" pay
		ANNUAL CASH INCENTIVES	■ Provide a market competitive annual cash incentive opportunity ■ Incentivize and reward superior Company and individual performance	■ Achievement of corporate scorecard and individual objectives	■ No guaranteed minimum award amounts ■ Maximum award value of 150% of target
AT RISK / VARIABLE	Long-Term	**EQUITY INCENTIVES**	■ Align NEO's interests with long-term stockholder interests ■ Encourage long-term, sustainable performance results ■ Support retention of key talent	■ For 2024, determined together with annual cash incentives based on achievement of corporate scorecard and individual objectives (with equity incentives to generally be awarded at pre-determined target levels for 2025) ■ Restricted stock units ("RSUs") vest based on continued service and provide both retention and stock value accumulation incentives ■ PSUs eligible to vest based on achievement of multiple rigorous Company performance metrics over a three-year performance period	■ No guaranteed minimum award amounts ■ Maximum award value at grant of 150% of target (with equity incentives capped at target starting with 2025) ■ PSUs have a maximum award payout of 150% of grant ■ Equally-weighted mix of PSUs and RSUs for 2024 (with PSUs increasing to 60% of target equity for 2025)

EXECUTIVE COMPENSATION POLICIES AND PRACTICES

Our policies and practices reflect our commitment to strong compensation governance and reinforce our pay-for-performance philosophy.

 **What the Company Does**

- Majority of compensation is "at risk" — for 2024, variable compensation comprised 95% of the CEO's total direct compensation and 88% of the other NEOs' total direct compensation[1]
- MDC Committee applied a corporate scorecard with financial and non-financial goals (75% weighting) and individual achievements (25% weighting) in determining total incentive awards for 2024
- Diversified mix of rigorous performance metrics, including Tangible Economic Return and Earnings Available for Distribution ("EAD") Return on Equity
- Relative performance metrics for the corporate scorecard and PSU program require above-median (i.e., above the 55th percentile) performance to achieve target payouts
- Robust clawback policies cover cash and all equity compensation (time- and performance-based awards) and are triggered by a financial restatement or misconduct
- All NEOs are subject to robust stock ownership requirements and holding restrictions
- MDC Committee annual assessment of NEO compensation practices against peer companies and best practices
- MDC Committee annual compensation risk assessment
- Regular stockholder feedback through robust outreach, including meetings with MDC Committee Chair

 **What the Company Does Not Do**

- No minimum guaranteed bonus amounts
- No guaranteed salary increases
- No severance benefits paid to an executive other than in connection with their involuntary termination of employment by the Company without "cause"
- No enhanced cash severance for terminations in connection with a change in control
- No NEO severance payments and benefits exceeding 2.99 times salary and bonus
- No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company
- No excessive perquisites
- No tax gross-ups for change in control excise taxes or on any executive perquisites, other than for non-cash relocation benefits
- No hedging or pledging of Company stock
- No dividends or dividend equivalents on unvested awards paid unless and until the underlying awards are earned and vested
- No repricing of options or stock appreciation rights ("SARs") or the exchange of underwater options or SARs for cash or other awards without stockholder approval
- No supplemental executive retirement plans

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(1) Performance-based compensation percentages for 2024 derived from the Total Direct Compensation Table on page 38 of this Proxy Statement.

TOTAL DIRECT COMPENSATION TABLE

The following table supplements the **_Summary Compensation Table_** on page 57 and shows the total direct compensation paid or awarded to each NEO for the last three fiscal years. The table below is not a substitute for the required information included in the Summary Compensation Table; however, the MDC Committee believes that it best aligns with how the MDC Committee views executive compensation for a given performance year. In accordance with SEC rules, the Summary Compensation Table includes the grant date fair value of stock awards in the year granted, even if the grant is based on a review of prior year performance. As discussed in more detail below, the RSU and PSU awards granted in early 2024 for performance in 2023 are included in the Summary Compensation Table but not in the Total Direct Compensation Table; conversely, the RSU and PSU awards granted in early 2025 for performance in 2024 are included in the Total Direct Compensation Table but not in the Summary Compensation Table.

NEO	Year	Salary ($)	Awards for Performance Variable Cash Awards ($)	Awards for Performance Equity Awards ($)	Total ($)
David L. Finkelstein	2024	1,000,000	8,483,650[1]	9,483,650[2]	18,967,300
	2023	1,000,000	7,328,100	8,328,100	16,656,200
	2022	1,000,000	5,984,000	6,984,000	13,968,000
Serena Wolfe	2024	750,000	2,723,200[1]	2,723,200[2]	6,196,400
	2023	750,000	2,348,400	2,348,400	5,446,800
	2022	750,000	1,781,250	1,781,250	4,312,500
Steven F. Campbell	2024	750,000	3,078,650[1]	3,078,650[2]	6,907,300
	2023	750,000	2,739,800	2,739,800	6,229,600
	2022	750,000	1,828,750	1,828,750	4,407,500
Anthony C. Green	2024	750,000	2,287,000[1]	2,287,000[2]	5,324,000
	2023	750,000	2,035,300	2,035,300	4,820,600
	2022	750,000	1,781,250	1,781,250	4,312,500

(1) These amounts represent the annual cash incentives paid by the Company to each executive for their service in 2024 and equal the amounts reported as 2024 compensation in the "Bonus" column of the Summary Compensation Table.

(2) These amounts approximate the dollar value of the RSUs and target PSUs that were granted to the NEOs on February 1, 2025 as part of their annual incentive awards for performance in 2024 and are based on the closing price of the Company's common stock on the immediately preceding trading day. In accordance with SEC rules, these amounts do not appear as 2024 compensation in the Summary Compensation Table. Rather; the grant date fair value for these awards will appear as 2025 compensation in the "Stock Awards" column in next year's Summary Compensation Table. The breakdown between RSUs and PSUs of equity awards for 2024 performance (granted in 2025) to each executive is set forth in the table below:

NEO	RSUs ($)	PSUs ($)
David L. Finkelstein	4,741,825	4,741,825
Serena Wolfe	1,361,600	1,361,600
Steven F. Campbell	1,539,325	1,539,325
Anthony C. Green	1,143,500	1,143,500

(3) Total direct compensation amounts for 2024 do not reflect equity awards granted in February 2024 to each executive for performance in 2023. These awards are reflected as 2024 compensation in the "Stock Awards" column of the Summary Compensation Table.

2. How Executive Compensation Decisions Are Made

OVERVIEW

The MDC Committee reviews and discusses the performance of the CEO and makes recommendations regarding the CEO's compensation for review and approval by the Independent Directors. For the other NEOs, the CEO makes individual compensation recommendations for review and approval by the MDC Committee. In making compensation recommendations and determinations for all NEOs, the MDC Committee utilizes the advice of its independent compensation consultant, reviews compensation-related policies and feedback of long-term investors, considers the terms of any applicable employment agreements, analyzes competitive market information and peer group data and assesses Company and individual performance.

Our Human Capital Management team supports the MDC Committee in the execution of its responsibilities with assistance from our Finance and Legal teams. Our Chief Human Resources Officer, Chief Financial Officer and Chief Legal Officer oversee the development of materials for each MDC Committee meeting, including market data, historical compensation and individual and Company performance metrics. No NEO, including the CEO, has a role in determining their own compensation.

ROLE OF THE MDC COMMITTEE'S INDEPENDENT COMPENSATION CONSULTANT

During 2024, the MDC Committee retained an independent compensation consultant, F. W. Cook, to advise it on the Company's executive compensation program design and structure. In this capacity, F. W. Cook regularly attended meetings and executive sessions of the MDC Committee. As described above, F. W. Cook also assisted the MDC Committee in its review of our compensation program for Non-Employee Directors. During 2024, F. W. Cook served solely as a consultant to the MDC Committee and did not provide any other services to the Company. The MDC Committee considered F. W. Cook's independence in light of SEC regulations and NYSE listing standards and concluded that no conflict of interest exists that would prevent F. W. Cook from serving as an independent compensation consultant to the MDC Committee.

COMPANY MARKET DATA

The MDC Committee considered compensation data and practices of a group of peer companies recommended by F. W. Cook (the "Compensation Peer Group"), as well as third party survey data and current market trends and practices, in developing appropriate compensation packages for the NEOs in 2024. The MDC Committee did not set target compensation to meet any particular benchmark level; however, it used the median of the market data provided by F. W. Cook to help guide its 2024 decisions.

The MDC Committee recognizes that developing an appropriate Compensation Peer Group for the Company is challenging because there are no mortgage REITs ("mREITs") that are of similar size and complexity to the Company, while similarly sized asset managers and financial companies may have very different portfolios, investment strategies and return profiles, due in part to their non-REIT status. The MDC Committee addresses this issue by developing a Compensation Peer Group almost equally weighted between smaller mREIT peers and larger financial services companies. The performance of the former group better reflects the challenges the Company faces from an interest rates and markets perspective, while the latter group better reflects the Company's benefits of scale. The MDC Committee reviews the composition of the Compensation Peer Group at least annually and makes modifications as appropriate.

Process for Determining Compensation Peer Group

Sector	**1**	mREITs, assets managers that manage mREITs and other asset managers/financial companies
Revenue and/or Market Cap	**2**	Generally within 50%-200% of the Company
Fit	**3**	Similar assets, stockholders and talent

Compensation Peer Group

▪ Affiliated Managers Group, Inc. (AMG)	▪ Jefferies Financial Group (JEF)	▪ Raymond James Financial, Inc. (RJF)
▪ AGNC Investment Corp. (AGNC)	▪ Lazard Ltd. (LAZ)	▪ Redwood Trust, Inc. (RWT)
▪ Ameriprise Financial, Inc. (AMP)	▪ MFA Financial, Inc. (MFA)	▪ Rithm Capital Corp. (RITM)[1]
▪ Chimera Investment Corporation (CIM)	▪ New York Mortgage Trust (NYMT)	▪ The Carlyle Group L.P. (CG)
▪ Franklin Resources, Inc. (BEN)	▪ PennyMac Financial Services, Inc. (PFSI)	▪ Voya Financial (VOYA)

In part due to the challenges highlighted above, the MDC Committee uses a separate group of mREIT peers (the "Performance Peer Group") to evaluate the Company's performance under the corporate scorecard and to determine PSU award payouts. The MDC Committee reviews the composition of the Performance Peer Group at least once per year to ensure that the companies have portfolios and investment strategies that most closely resemble our focus on residential mortgage assets.

Performance Peer Group

▪ AGNC Investment Corp. (AGNC)	▪ Ellington Financial Inc. (EFC)	▪ Orchid Island Capital, Inc. (ORC)
▪ ARMOUR Residential REIT, Inc. (ARR)	▪ Invesco Mortgage Capital, Inc. (IVR)	▪ Redwood Trust, Inc. (RWT)
▪ Chimera Investment Corporation (CIM)	▪ MFA Financial, Inc. (MFA)	▪ Rithm Capital Corp. (RITM)
▪ Dynex Capital, Inc. (DX)	▪ New York Mortgage Trust (NYMT)	▪ Two Harbors Investment Corp. (TWO)

The MDC Committee reviews the compensation of executives in the Compensation Peer Group at least once per year. A broad range of data is considered by the MDC Committee to ascertain whether the CEO and other NEOs are appropriately positioned relative to the competitive market and in respect of the median to properly reflect various factors, such as our performance within the Performance Peer Group, the unique characteristics of the individual executive's position and applicable succession and retention considerations.

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(1) In 2024, following continued scaling of our MSR business and an assessment and guidance from F. W. Cook, the MDC Committee determined to add Rithm Capital Corp. (RITM) as a new compensation peer given Rithm's diversified investment strategies, including MSR.

3. Executive Compensation Design and Award Decisions for 2024

OVERVIEW

Our executive compensation program primarily consists of base salaries and annual incentive awards delivered part in cash and part in equity awards, which include both RSUs and PSUs. The RSUs and PSUs include time-based and performance-based vesting requirements over multiple years following their grant to further encourage sustainable Company performance that is aligned with long-term stockholder interests.

2024 Executive Pay Mix[(1)]



Changes for 2025 Target Pay Mix

As described in the "***Executive Summary***" section of this CD&A, in response to stockholder feedback, for 2025, the MDC Committee has determined to increase the weighting of long-term equity incentives as a percentage of target pay, with a focus on performance-based equity. As a result, for 2025, all NEOs' target pay mixes (inclusive of base salary and cash and equity incentives) will be comprised of at least 50% equity incentives, with the CEO at least 55%, and PSUs will comprise 60% of each NEO's target equity incentives (inclusive of PSUs and RSUs), an increase from the previous PSU weighting of 50%.

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(1)   Pay mix information for 2024 derived from the Total Direct Compensation Table on page 38 of this Proxy Statement.



BASE SALARY

Base salaries for NEOs are established after considering a variety of factors, including market data, historic pay, the scope of each NEO's responsibilities and individual and Company performance. No NEO is entitled to any guaranteed salary increase.

NEO	2024 Salary ($)	2023 Salary ($)	Percentage Change
David L. Finkelstein	1,000,000	1,000,000	0%
Serena Wolfe	750,000	750,000	0%
Steven F. Campbell	750,000	750,000	0%
Anthony C. Green	750,000	750,000	0%

> *Base salaries have not been increased since the MDC Committee assumed oversight of executive compensation in connection with our 2020 management internalization and will not be increased for 2025.*

ANNUAL INCENTIVE FRAMEWORK

At the beginning of each performance year, the MDC Committee sets target cash and equity incentive opportunities and establishes a corporate performance scorecard and individual NEO objectives. The MDC Committee believes that tying incentive opportunity to a blend of corporate goals (weighted 75%) and individual achievements (weighted 25%) aligns compensation outcomes to sustainable performance results consistent with our risk management policies.

Prior Annual Incentive Framework

Until 2024, the MDC Committee determined corporate performance against a scorecard with four weighted metrics: (1) Tangible Relative Economic Return (50%); (2) Operating Expenses as a Percent of Equity (30%); (3) Market Risk (10%); and (4) Operational Risk (10%). Each metric was assessed on a scale of 0 to 2, adjusted by its relative weighting and then multiplied by a scaling factor of 4. Final metric values were then added together to produce an aggregate value between 0 and 8, which was used to determine the overall corporate multiplier expressed as a percentage of target.

The corporate multiplier (75%) was then weighted alongside the MDC Committee's determination of an NEO's individual multiplier (25%) to produce a blended multiplier ranging from 0% to 120% (with an initial payout of 80% of target for threshold performance). Lastly, if the Company's Absolute Tangible Economic Return for the year were outside of a neutral zone, it could impact the blended multiplier by as much as 10% in either direction to produce a final multiplier for each NEO.

In response to the 2024 Say-on-Pay vote, the MDC Committee expanded our always robust engagement efforts to better understand our stockholders' perspectives and concerns on our executive compensation program. In response to this feedback, the MDC Committee decided to comprehensively update our annual incentive framework. While the MDC Committee determined it would be possible to implement certain responsive changes on an immediate basis for 2024, in light of the timing and breadth of our stockholders' feedback, the MDC Committee also committed to implement broader changes for 2025. Importantly, starting in 2025, the corporate scorecard will only be used for purposes of the annual cash incentive determinations; long-term incentive grants will be determined on an independent basis.

Changes for the 2024 Annual Incentive Framework

For 2024, the MDC Committee adjusted the annual incentive payout range to 50% of target (for achieving threshold performance) to 150% of target (for achieving maximum performance) to address feedback from our stockholders that, in comparison to peers and the broader market, our threshold payout as a percentage of target was elevated at the prior 80%, while our payout band was narrow due to the prior cap of 130 (assuming maximum performance at 120% plus 10% positive impact from the Absolute Tangible Economic Return modifier).

The MDC Committee also streamlined scoring by assessing each scorecard metric as a separate multiplier (from 0% to 150%) and then weighting them to produce an overall scorecard multiplier using the same range. This reduced complexity by eliminating multiple steps from our previous scoring methodology, including the use of a scaling factor. These changes also meaningfully expanded the downside scenarios and the likelihood of scoring zero for a particular metric.

In response to stockholder feedback, the MDC Committee also determined to increase the transparency and objectivity of the scorecard's two risk metrics. Until 2024, these metrics consisted of Market Risk (as represented by our average daily liquid box) and Operational Risk (as represented by our control environment and cyber defense). However, we were not able to disclose quantified targets for either metric, because we considered the daily liquidity metric to be competitively sensitive and because the Operational Risk metric was not amenable to a quantitative assessment. For 2024, the MDC Committee determined to replace the daily liquidity metric with a new Market Risk metric — Total Assets Available for Financing as a Percentage of Equity — which is based on publicly disclosed information that the Company discloses on a quarterly basis. The MDC Committee also decided to enhance the Operational Risk metric by directly tying its achievement to three specific and quantifiable KRIs, which are each measured and quantified on a quarterly basis, as described below.

Key Risk Indicator	Measurement
Strong internal controls over financial reporting	■ No significant deficiencies or material weaknesses ■ No GSE covenant breaches
Strong control over IT systems	■ No cyber breaches
Strong investment selection leading to improved investment returns and greater efficiency	■ Residential loan and MSR delinquencies (defined as greater than 90 days delinquent) less than 6% of their respective portfolios

Changes for the 2025 Annual Incentive Framework

Starting with annual incentives for 2025 performance, the MDC Committee will apply the corporate scorecard solely to the determination of cash incentives, with long-term equity generally awarded at specified and independently pre-approved target levels, to align our compensation program more closely with peers. Bifurcating the cash incentive and equity incentive determinations will also reduce an NEO's maximum incentive opportunity, along with actual payout in strong performance years, as equity incentives will be capped at target, which will increase overall program rigor.

We also heard feedback that our Tangible Absolute Economic Return modifier added unnecessary complexity to our annual incentive design, and that certain stockholders would prefer to incorporate Tangible Absolute Economic Return directly into the scorecard as a new metric. In addition, several stockholders expressed a preference to move Operational Risk from the corporate scorecard to an NEO's individual assessment to produce a more challenging and fully quantifiable and objective scorecard.

For 2025, the scorecard will consist of four metrics: (1) Relative Tangible Economic Return, (2) Absolute Tangible Economic Return, (3) Operating Efficiency and (4) Total Assets Available for Financing as a Percentage of Equity ("Available Financing"). The MDC Committee believes that Tangible Economic Return is the Company's single most important financial measure, and that management, investors and analysts use this metric on both a relative and absolute basis to evaluate the Company's performance, along with value creation for our stockholders. In line with the Company's published guidance and our long-term strategic plan, which includes the continued buildout of our more operationally intensive Residential Credit and MSR businesses, our Operating Efficiency and Available Financing metrics collectively focus management on efficiently and responsibly scaling the Company's operating platform while maintaining strong liquidity to mitigate risk across the portfolio.

To further enhance alignment between the interests of our NEOs and our stockholders, for 2025, the MDC Committee is rebalancing the weighting of each metric to increase the scorecard's weighting of absolute vs. relative performance metrics as illustrated below.



2024 ANNUAL INCENTIVES — CASH AND EQUITY AWARDS

The MDC Committee established target amounts for the NEOs' 2024 incentive awards at the beginning of the performance year. These target amounts were established based on advice from the MDC Committee's independent compensation consultant, following a review of relevant Compensation Peer Group and broader market compensation data, an assessment of Company and individual performance in 2023 and other individual factors such as role, responsibilities, tenure and retention needs. For the NEOs other than the CEO, the MDC Committee also considers individual compensation recommendations from the CEO in establishing targets for such NEOs. For 2024, the MDC Committee determined to maintain target total incentive amounts at the same levels approved for 2023.

Name and Position	Target Cash Incentive ($)	Target RSUs ($)	Target PSUs ($)	Target Total Incentive ($)
David L. Finkelstein Chief Executive Officer and Co-Chief Investment Officer	7,000,000	4,000,000	4,000,000	**15,000,000**
Serena Wolfe Chief Financial Officer	2,250,000	1,125,000	1,125,000	**4,500,000**
Steven F. Campbell President and Chief Operating Officer	2,625,000	1,312,500	1,312,500	**5,250,000**
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	1,950,000	975,000	975,000	**3,900,000**

Annual incentive awards (including both cash and equity awards) for 2024 performance had a maximum opportunity of up to 150% of target (subject to potential application of an Absolute Tangible Economic Return modifier, as discussed below) and there were no minimum guaranteed award amounts. As previously noted, starting in 2025, the MDC Committee will determine long-term incentive grants on a separate basis from annual cash incentives, with long-term incentives set at independently pre-approved target levels. This will reduce both an NEO's maximum incentive opportunity and their actual payout in strong performance years as equity incentives will be capped at target.

> **For 2025, the MDC Committee has determined — for the second consecutive year — not to increase the NEOs' total target incentive amounts from their 2023 levels.**

2024 ANNUAL INCENTIVES — CORPORATE PERFORMANCE

For 2024, corporate performance determined 75% of each NEO's individual incentive award payout (including both cash and equity awards). The MDC Committee endeavored to set challenging and rigorous targets for each performance metric, with targets for relative metrics set above the peer median (55%) and absolute metrics aligned with our long-term strategic plan and our published guidance. The threshold, target and maximum performance goals for Relative Tangible Economic Return were unchanged from their respective prior year levels. For Operating Efficiency, the MDC Committee set the target equal to the operating expense budget established during our annual business planning process, which contemplated further growth of the Company's more operationally intensive Residential Credit and MSR businesses and attendant investment in personnel and infrastructure.

Further details on these metrics and related performance for 2024 are set forth below, and an updated version of the corporate performance scorecard, which will apply solely to the determination of cash incentives, is set forth in the "*Changes for 2025 Cash Incentives — Corporate Performance Scorecard*" section of this CD&A.

Category	Scorecard Weighting	Metric	Criteria Threshold	Criteria Target	Criteria Maximum	Actual Results[1]	Multiplier[1]
Financial Performance	50%	Relative Tangible Economic Return[2]	5%	55%	100%	■ 89%	129%
	30%	Operating Efficiency[3] (Absolute)	1.60%	1.45%	1.30%	■ 1.47%	92%
Risk	10%	Market Risk (Total Assets Available for Financing as a Percentage of Equity)[4]	40%	45%	50%	■ 56%	150%
	10%	Operational Risk (tied to three KRIs measured four times per year for a total of 12 KRIs)[5]	80% (i.e., 10/12 KRIs)	100% (i.e., 12/12 KRIs)	N/A	■ Company met 12/12 KRIs (100%)	100%
TOTAL	**100%**		**50%**	**100%**	**150%**	**WEIGHTED MULTIPLIER**	**117%**

◄——— **Payout Range** ———►

(1) Actual results and multipliers for financial performance metrics reflect actual performance for the fourth quarter of 2023 and the first three quarters of 2024 because the annual incentive performance determinations for award payouts are made prior to Company and peer financial reporting for the last quarter of the year. For performance results between the achievement levels specified for each metric, the multiplier was determined by interpolating results between threshold (50% multiplier) and target (100% multiplier) or target (100% multiplier) and maximum (150% multiplier).

(2) "Tangible Economic Return" or "Absolute Tangible Economic Return" means the Company's change in tangible book value (calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit less intangible assets) plus common dividends declared divided by the prior period's tangible book value. "Relative Tangible Economic Return" is defined as the Company's percentile ranking for the relevant period against the Performance Peer Group ranked by Tangible Economic Return results, with assessment weighted on a 62% / 38% basis of agency peers (AGNC Investment Corp., ARMOUR Residential REIT, Inc., Invesco Mortgage Capital, Inc. and Orchid Island Capital, Inc.) versus hybrid peers (Chimera Investment Corporation, Dynex Capital, Inc., Ellington Financial Inc., MFA Financial, Inc., New York Mortgage Trust, Redwood Trust, Inc., Two Harbors Investment Corp. and Rithm Capital Corp.), which estimates the Company's average capital allocation over the measurement period. For the measurement period, the Company's Relative Tangible Economic Return was 83% versus agency peers and 100% versus hybrid peers, and the Company's Absolute Tangible Economic Return was approximately 12%.

(3) "Operating Efficiency" or "OpEx" represents operating expenses as a percentage of average equity and excludes transaction expenses and nonrecurring items for the relevant period.

(4) "Total Assets Available for Financing as a Percentage of Equity" or "Available Financing" represent "Total Assets Available for Financing" as a percentage of average equity. "Total Assets Available for Financing" is defined as our unencumbered assets, which are assets that have not been pledged or securitized (generally including cash and cash equivalents, Agency MBS, CRT, Non-Agency MBS, residential mortgage loans, MSR, reverse repurchase agreements and other unencumbered financial assets and capital stock), and the fair value of collateral that has already been pledged for future advances.

(5) Operational Risk was tied to three specific KRIs — (i) strong internal controls over financial reporting (measured by no significant deficiencies or material weaknesses and no GSE covenant breaches), (ii) strong control over IT systems (measured by no cyber breaches) and (iii) strong investment selection leading to improved investment returns and greater efficiency (measured by residential loan and MSR delinquencies (defined as greater than 90 days delinquent) less than 6% of their respective portfolios), which were measured four times per year for a total of 12 KRIs. For the performance year, the Company met these KRIs 12/12 times. At each quarterly measurement period, the Company had (i) no significant deficient or material weakness and no GSE covenant breaches, (ii) no cyber breaches and (iii) residential loan and MSR delinquencies less than 1% of their respective portfolios.

2024 CORPORATE PERFORMANCE RESULTS

Based on the above, the MDC Committee determined that the corporate portion of the 2024 annual incentives had been achieved at 117% of target, reflecting the Company being in the top quartile of peers for Relative Tangible Economic Return and achieving strong absolute results on all other metrics.

2024 ANNUAL INCENTIVES — INDIVIDUAL PERFORMANCE

While the Company's corporate achievement determined 75% of each NEO's individual incentive award payout, the MDC Committee considered each NEO's significant individual contributions to determine the remaining 25%. Individual goals differ by NEO and include, as applicable and appropriate, demonstrated organizational leadership, strategic contributions and improvement of stockholder, business partner, employee and other stakeholder relationships and engagement. The most significant achievements considered by the MDC Committee for each NEO's individual assessment are described below.

DAVID L. FINKELSTEIN



Chief Executive Officer and Co-Chief Investment Officer

2024 PERFORMANCE HIGHLIGHTS

As Chief Executive Officer and Co-Chief Investment Officer, Mr. Finkelstein is responsible for leading the Company and developing and implementing its strategy and serves as the primary liaison between the Board and management as well as the primary public face of the Company.

In 2024, Mr. Finkelstein:

- Achieved strong economic returns across all three investment strategies for the year, leading to an 11.9% total economic return for 2024
- Maintained the Company's prudent risk posture and strong credit profile, with a 5.5x economic leverage ratio at year-end, down from 5.7x at 2023 year-end, and $6.9 billion in total assets available for financing[1]
- Grew the Company's Residential Credit portfolio 17% year-over-year given record production from the whole loan correspondent channel, including $17.6 billion in lock volume and $11.7 billion in correspondent fundings
- Executed a record 21 whole loan securitizations totaling $11.0 billion over the course of 2024
- Grew the MSR portfolio by 24% year-over-year to become the third largest purchaser of bulk MSR in 2024[2]
- Raised $1.6 billion of accretive common equity through the Company's at-the-market ("ATM") sales program[3]
- Achieved operating expense for 2024 of 1.44%, below mREIT peer average of 6.55%
- Established new strategic subservicing relationship with Rocket Mortgage
- Hosted 2024 Investor Day to provide update on long-term housing finance strategy

2024 PERFORMANCE RESULTS

In light of the achievements highlighted above, the strong results delivered by the Company overall and the effective collaboration with the other NEOs, the MDC Committee determined that Mr. Finkelstein achieved his individual performance objectives at above target levels, resulting in an individual multiplier of 120%.

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(1) Represents a non-GAAP financial measure. See Appendix for a reconciliation of non-GAAP financial measures to most directly comparable GAAP measures.

(2) Based on information aggregated from 2024 Fannie Mae and Freddie Mac monthly loan level files by eMBS servicing transfer data as of December 31, 2024. Excludes transfer activity related to platform acquisitions.

(3) Net of sales agent commissions and excluding other offering expenses.

SERENA WOLFE



Chief Financial Officer

2024 PERFORMANCE HIGHLIGHTS

As Chief Financial Officer, Ms. Wolfe manages the Company's overall financial condition, as well as our financial analysis and reporting. Further to these responsibilities, she also oversees various control functions and shares responsibility for aspects of the Company's operations and technology groups.

In 2024, Ms. Wolfe:

- Oversaw further build-out of the Company's finance group operations and Onslow Bay's control framework to support growth of the Company's Residential Credit and MSR businesses
- Provided strong oversight of the firm's Treasury function, including management of the repo team and the Company's broker-dealer subsidiary, leading to a decline in the weighted average rate on repurchase agreements of 63 basis points to 4.93% over the course of the year
- Led initiatives to meaningfully increase warehouse financing capacity by $1.8 billion throughout the year, while diligently managing related costs[1]
- Provided effective oversight of expense management initiatives to ensure efficiencies are generated firmwide, resulting in operating expense for 2024 of 1.44%, below mREIT peer average of 6.55%
- Created a strong partnership and collaboration with investment teams on key accounting and reporting matters

2024 PERFORMANCE RESULTS

In light of the achievements highlighted above, the strong results delivered by the Company overall and the effective collaboration with the other NEOs, the MDC Committee determined that Ms. Wolfe achieved her individual performance objectives at above target levels, resulting in an individual multiplier of 125%.

STEVEN F. CAMPBELL



President and Chief Operating Officer

2024 PERFORMANCE HIGHLIGHTS

As President and Chief Operating Officer, Mr. Campbell works closely with the executive team to help oversee Annaly's overall strategy, capital markets, investor relations, operations and risk management, and shares responsibility for aspects of the Company's technology group.

In 2024, Mr. Campbell:

- Oversaw capital markets activity, including $1.6 billion of accretive common equity raised through the Company's ATM sales program[2]
- Conducted business planning and budgeting for all investment and support groups
- Oversaw investor relations outreach and communications strategy, including conducting Investor Day event
- Oversaw the further operational buildout of the Company's office in Dallas, TX
- Led evaluation and execution of strategic initiatives (including M&A, joint ventures, funds and business partnerships)
- Provided effective oversight of expense management initiatives to ensure efficiencies are generated firmwide, resulting in operating expense for 2024 of 1.44%, below mREIT peer average of 6.55%
- Oversaw MSR operations, which received 2024 Bronze SHARP Award from Freddie Mac for excellence in mortgage servicing

2024 PERFORMANCE RESULTS

In light of the achievements highlighted above, the strong results delivered by the Company overall and the effective collaboration with the other NEOs, the MDC Committee determined that Mr. Campbell achieved his individual performance objectives at above target levels, resulting in an individual multiplier of 110%.

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(1) Includes a $250 million upsize to an existing credit facility for the Company's MSR business that closed in January 2025.

(2) Net of sales agent commissions and excluding other offering expenses.

ANTHONY C. GREEN



Chief Corporate Officer, Chief Legal Officer and Secretary

2024 PERFORMANCE HIGHLIGHTS

As Chief Corporate Officer and Chief Legal Officer, Mr. Green is responsible for overseeing the Company's legal and compliance groups, corporate responsibility efforts, government relations and various control functions. He also serves as Secretary to the Board.

In 2024, Mr. Green:

- Played a critical role in in supporting the Board leadership succession planning process by helping the Board identify and prepare Directors to succeed departing Board and Committee Chairs, including the Independent Board Chair
- Managed and developed investor stewardship relationships and provided oversight of the Company's stockholder engagement program, including outreach focused on understanding and responding to the 2024 Say-on-Pay vote
- Supported the MDC Committee in its design and implementation of enhancements to the Company's executive compensation program
- Provided legal support of the firm's capital markets and strategic initiatives
- Managed evaluation and execution of the firm's key corporate responsibility and government relations matters

2024 PERFORMANCE RESULTS

In light of the achievements highlighted above, the strong results delivered by the Company overall and the effective collaboration with the other NEOs, the MDC Committee determined that Mr. Green achieved his individual performance objectives at above target levels, resulting in an individual multiplier of 110%.

2024 ANNUAL INCENTIVES — ABSOLUTE TANGIBLE ECONOMIC RETURN MODIFIER

For 2024, the final step in calculating an NEO's total incentive compensation amount was to apply the + / — 10% Absolute Tangible Economic Return modifier to their blended multiplier, which combines the corporate multiplier and each NEO's individual multiplier, using the scale below, with results interpolated on a straight-line basis.

Range of Absolute Tangible Economic Return	Impact to Blended Multiplier
< (5%)	(10)%
(5%) − 0%	(10)% − (5)%
0% − 5%	(5)% − 0%
5% − 10%	0%
10% − 15%	0% − 5%
15% − 20%	5% − 10%
> 20%	10%

Based on the above, the MDC Committee determined that the Company's Absolute Tangible Economic Return result of 12% for the year increased each NEO's blended multiplier by 2%, resulting in the final individual multipliers set forth below.

Name and Position	Corporate Multiplier (75% weighting)	+	Individual Multiplier (25% weighting)	=	Blended Multiplier[1]	+	Absolute Economic Return Modifier	=	Final Multiplier
David L. Finkelstein Chief Executive Officer and Co-Chief Investment Officer	117%		120%		117.75%		2.0%		119.75%
Serena Wolfe Chief Financial Officer	117%		125%		119.00%		2.0%		121.00%
Steven F. Campbell President and Chief Operating Officer	117%		110%		115.25%		2.0%		117.25%
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	117%		110%		115.25%		2.0%		117.25%

(1)   The blended multiplier for each NEO has been rounded to the nearest 0.25%.

The MDC Committee then applied the final individual multipliers to each NEO's target total incentive amounts, resulting in the final total incentive amounts set forth below.

Name and Position	Target Value ($)	Final Multiplier	Total Annual Incentive Value (Cash and Equity) ($)
David L. Finkelstein Chief Executive Officer and Co-Chief Investment Officer	15,000,000	119.75%	**17,967,300**
Serena Wolfe Chief Financial Officer	4,500,000	121.00%	**5,446,400**
Steven F. Campbell President and Chief Operating Officer	5,250,000	117.25%	**6,157,300**
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	3,900,000	117.25%	**4,574,000**

The MDC Committee then applied the below annual incentive pay mix ratios (exclusive of base salary) to each NEO's total annual incentive amount to determine the appropriate allocation between cash and equity and RSUs vs. PSUs.

NEO	Pay Mix Ratios	
	Total Annual Incentive Pay Mix (Cash/Equity)	Equity Component Pay Mix (RSUs/PSUs)
Chief Executive Officer	47% cash/53% equity	50% RSUs/50% PSUs
All Other Executive Officers	50% cash/50% equity	50% RSUs/50% PSUs

The MDC Committee then approved (and in the case of the CEO, the MDC Committee recommended and the Independent Directors approved) the following cash and equity incentive awards for each NEO for 2024. The RSU and PSU amounts reflect the grant date fair value of the award to each NEO. Additional detail about the RSUs and PSUs granted as part of the 2024 annual incentive award follow the table:

NEO	Cash[1] ($)	RSUs[2] ($)	PSUs[2] ($)	Total ($)
David L. Finkelstein Chief Executive Officer and Co-Chief Investment Officer	8,483,650	4,741,825	4,741,825	**17,967,300**
Serena Wolfe Chief Financial Officer	2,723,200	1,361,600	1,361,600	**5,446,400**
Steven F. Campbell President and Chief Operating Officer	3,078,650	1,539,325	1,539,325	**6,157,300**
Anthony C. Green Chief Corporate Officer and Chief Legal Officer	2,287,000	1,143,500	1,143,500	**4,574,000**

(1)   These amounts represent the annual cash incentives paid by the Company to each executive for their service in 2024 and equal the amounts reported as 2024 compensation in the "Bonus" column of the Summary Compensation Table.

(2)   These amounts approximate the dollar value of the RSUs and target PSUs that were granted to the NEOs on February 1, 2025 as part of their annual incentive awards for performance in 2024 and are based on the closing price of the Company's common stock on the immediately preceding trading day. In accordance with SEC rules, these amounts do not appear as 2024 compensation in the Summary Compensation Table. Rather, the grant date fair value for these awards will appear as 2025 compensation in the "Stock Awards" column in next year's Summary Compensation Table.

> **For 2025, the MDC Committee is removing the Absolute Economic Return modifier and increasing the weighting of long-term equity incentives, with a focus on performance-based equity, as a percentage of target pay.**

2024 Annual Incentives — Grant of RSUs

RSUs granted to the NEOs on February 1, 2025 as part of their total incentive awards for 2024 will vest in three equal annual installments, beginning on February 1, 2026, subject to the NEO's continued employment. The number of RSUs granted is based on the closing price of our common stock on the immediately preceding trading day prior to the date of grant. The following table summarizes the RSUs granted to the NEOs as part of their total incentive awards for 2024:

NEO	RSUs	
	($)	(#)
David L. Finkelstein	4,741,825	232,328
Serena Wolfe	1,361,600	66,712
Steven F. Campbell	1,539,325	75,420
Anthony C. Green	1,143,500	56,026

2024 Annual Incentives — Grant of PSUs

Payouts of the PSUs granted to the NEOs on February 1, 2025 as part of their total incentive awards for 2024 will be determined at the end of the performance period (January 1, 2025 — December 31, 2027) based on the achievement of performance targets established by the MDC Committee at the beginning of the performance period. The PSUs utilize two equally-weighted performance measures — Relative Tangible Economic Return and Average EAD Return on Equity. The MDC Committee believes that Tangible Economic Return is the Company's single most important financial measure and that management, investors and analysts use this metric to evaluate the Company's performance, along with value creation for stockholders, on both a short-term basis (as reflected in the annual incentive framework) and long-term basis (as reflected in the PSU framework). The MDC Committee believes that Average EAD Return on Equity is also a relevant performance measure for PSU vesting as it reflects our progress in generating net income for stockholders and optimizing returns through prudent portfolio management. In addition, the portion of the PSU awards tied to Relative Tangible Economic Return has a total stockholder return ("TSR") governor, which provides that the percentage of applicable target PSUs earned will be capped at 100% if TSR for the three-year performance period is negative. The MDC Committee believes that the TSR governor further enhances the alignment of interests between the NEOs and stockholders.

The number of target PSUs granted is based on the closing price of our common stock on the immediately preceding trading day prior to the date of grant. The following table summarizes the target value and number of PSUs granted to the NEOs as part of their total incentive awards for 2024:

NEO	Target PSUs ($)	Target PSUs (#)
David L. Finkelstein	4,741,825	232,328
Serena Wolfe	1,361,600	66,712
Steven F. Campbell	1,539,325	75,420
Anthony C. Green	1,143,500	56,026

At the end of the performance period, the MDC Committee will evaluate our actual performance against the rigorous targets it set at the start of the performance period (which, for Relative Tangible Economic Return, includes requiring above peer median performance) and determine payouts using the formula set forth below:

Performance Metric[1]	Metric Weight	Performance	Percent of Target PSUs Earned
Relative Tangible Economic Return[2]	50%	<25th Percentile	0%
		25th Percentile (threshold)	50%
		55th Percentile (target)[3]	100%
		75th Percentile (above target)[3]	125%
		>90th Percentile (maximum)[3]	150%
Average EAD Return on Equity[4]	50%	<10.50%	0%
		10.50% (threshold)	50%
		11.50% (target)	100%
		12.50% (above target)	125%
		13.50% (maximum)	150%

(1) For performance results between the achievement levels specified for each performance goal above threshold levels, the number of PSUs for that portion of the award shall be determined by interpolating results on a straight-line basis.

(2) "Tangible Economic Return" or "Absolute Tangible Economic Return" means the Company's change in tangible book value (calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit less intangible assets) plus common dividends declared divided by the prior period's tangible book value. "Relative Tangible Economic Return" is defined as the Company's quartile ranking for the three-year performance period against the Performance Peer Group ranked by Absolute Tangible Economic Return results, with assessment against peers weighted based on the Company's annual average capital allocation between agency and credit investments throughout the three-year performance period.

(3) The percentage of applicable target PSUs earned is capped at 100% for this performance metric if Total Stockholder Return for the three-year performance period is negative. "Total Stockholder Return" means the Company's change in our common stock price plus common dividends declared divided by the prior period's common stock price. Share price for the beginning of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the first day of the performance period. Share price for the end of the performance period is calculated as the average of the NYSE closing prices of the Company's common stock on the last 15 trading days ending on the last day of the performance period.

(4)   "Average EAD Return on Equity" means the average of the EAD Return on Equity for the twelve (12) fiscal quarters during the three-year performance period expressed as an annualized average. "EAD Return on Equity" means, for a fiscal quarter, the Company's "EAD return on average equity (excluding PAA)" (defined as EAD (excluding PAA) over average stockholders' equity for the quarter), as reported in the Company's Form 10-Q or Form 10-K for the quarter or the respective earnings release. The Company's EAD measures are non-GAAP measures; see Appendix for a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

> **For the PSU awards granted in early 2025 for performance in 2024, the MDC Committee meaningfully increased the Average EAD Return on Equity achievement levels (threshold, target, above target and maximum) to further increase the rigor of the program.**

PAYOUT OF PSU AWARDS GRANTED IN 2022

In early 2022, the MDC Committee granted target PSUs to the NEOs as part of their total annual incentive compensation for 2021. The payout of these PSUs was determined following the end of the performance period (January 1, 2022 — December 31, 2024) based on the achievement of performance targets established by the MDC Committee at the beginning of the performance period as set forth below:

Performance Metric[1]	Metric Weight	Performance	Percent of Target PSUs Earned
Relative Tangible Economic Return[2]	50%	<25th Percentile	0%
		25th Percentile (threshold)	50%
		50th Percentile (target)[3]	100%
		75th Percentile (above target)[3]	125%
		>90th Percentile (maximum)[3]	150%
Average EAD Return on Equity[4]	50%	<9.00%	0%
		9.50% (threshold)	75%
		10.00% (target)	100%
		10.65% (above target)	125%
		11.25% (maximum)	150%

(1)   For the performance results between the achievement levels specified for each performance goal above threshold levels, the number of PSUs for that portion of the award was determined by interpolating results on a straight-line basis.

(2)   "Tangible Economic Return," "Absolute Tangible Economic Return" and "Relative Tangible Economic Return" have the same meanings for purposes of the PSUs granted in 2022 as for purpose of the PSUs granted in February 2025 for performance in 2024 (see "2024 Annual Incentives — Grant of PSUs" above). For purposes of the PSUs granted in 2022, the Performance Peer Group included AGNC Investment Corp., ARMOUR Residential REIT, Inc., Chimera Investment Corporation, Dynex Capital, Inc., Ellington Financial Inc., Invesco Mortgage Capital, Inc., MFA Financial, Inc., New York Mortgage Trust, Orchid Island Capital, Inc., Redwood Trust, Inc. and Two Harbors Investment Corp.

(3)   The percentage of applicable target PSUs earned for the Relative Tangible Economic Return performance metric is capped at 100% if Total Stockholder Return for the three-year performance period is negative. "Total Stockholder Return" has the same meaning for purposes of the PSUs granted in 2022 as for purposes of the PSUs granted in February 2025 for performance in 2024 (see "2024 Annual Incentives — Grant of PSUs" above).

(4)   "Average EAD Return on Equity" (known as Average Core Return on Equity at the time of grant) and "EAD Return on Equity" have the same meanings for purposes of the PSUs granted in 2022 as for purpose of the PSUs granted in February 2025 for performance in 2024 (see "2024 Annual Incentives — Grant of PSUs" above). The Company's EAD measures are non-GAAP measures; see Appendix for a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

Following the end of the performance period, the MDC Committee determined that the Company had achieved:

(1)   Relative Tangible Economic Return in the 58th percentile and Total Stockholder Return of (10.79%), resulting in achievement of 100% of the target PSUs tied to such metric; and

(2)   Average EAD Return on Equity of 14.44%, resulting in achievement of 150% of the target PSUs tied to such metric.

Given the fact that these two performance metrics were equally-weighted, our overall achievement resulted in a blended multiplier of 125% of target and a final payout, including related dividend equivalents, as set forth below:

NEO	Target PSUs (#)[1]	Dividend Equivalents (#)	Multiplier (%)	PSUs Awarded (#)
David L. Finkelstein	116,048	60,130	125%	220,222
Serena Wolfe	11,882	6,162	125%	22,555
Steven F. Campbell	28,516	14,780	125%	54,120
Anthony C. Green	29,704	15,392	125%	56,370

(1) We completed a 1-for-4 for reverse stock split of our outstanding common stock on September 23, 2022. Target PSU numbers have been adjusted to reflect the number of shares of common stock after giving effect to the reverse stock split.

CHANGES FOR 2025 CASH INCENTIVES — CORPORATE PERFORMANCE SCORECARD

As discussed above, for 2025, the MDC Committee has determined that the annual incentive framework, including the corporate scorecard, will apply only to annual cash incentive opportunities. Long-term equity granted in early 2026 for performance in 2025 will generally be awarded at pre-determined target levels. As set forth below, the corporate scorecard for 2025 reflects the enhancements and updates described in the "***Changes for the 2025 Annual Incentive Framework***" section of this CD&A.

2024 Corporate Scorecard (Annual Cash and Long-Term Equity Awards)		2025 Corporate Scorecard (Annual Cash Awards Only)	
Metric	Weighting	Metric	Weighting
Relative Tangible Economic Return[1]	50%	Relative Tangible Economic Return[1]	40%
Operating Efficiency[2] (Absolute)	30%	Operating Efficiency[2] (Absolute)	20%
Market Risk (Total Assets Available for Financing as a Percentage of Equity)[3]	10%	Market Risk (Total Assets Available for Financing as a Percentage of Equity)[3]	20%
Operational Risk (tied to three KRIs measured four times per year for a total of 12 KRIs)	10%	Absolute Tangible Economic Return[1]	20%

(1) "Tangible Economic Return," "Absolute Tangible Economic Return" and "Relative Tangible Economic Return" have the same meanings for purposes of the 2025 corporate scorecard as for purposes of the 2024 corporate scorecard (see "2024 Annual incentives — Corporate Performance" above). However, for Relative Tangible Economic Return, the Company's quartile ranking against the Performance Peer Group will be weighted based on the Company's annual average capital allocation between agency and credit investments for the fourth quarter of 2024 and the first three quarters of 2025.

(2) "Operating Efficiency" or "OpEx" has the same meaning for purposes of the 2025 corporate scorecard as for purposes of the 2024 corporate scorecard (see "2024 Annual incentives — Corporate Performance" above).

(3) "Total Assets Available for Financing as a Percentage of Equity" or "Available Financing" has the same meaning for purposes of the 2025 corporate scorecard as for purposes of the 2024 corporate scorecard (see "2024 Annual incentives — Corporate Performance" above).

DIVIDEND EQUIVALENTS ON RSU AND PSU AWARDS

Awards of RSUs and PSUs will accrue dividend equivalents (as additional stock units) as if the awards were outstanding shares of our common stock, but the dividend equivalents will be paid only if and to the extent the underlying award becomes earned and vested. As a mortgage REIT, dividends are a key component of our TSR. The MDC Committee believes that allowing dividend equivalents to accrue on outstanding awards and reinvesting them in additional stock units will further focus the NEOs on achieving our financial performance goals and returning earnings to stockholders through dividends.

OTHER COMPENSATION

We provide limited personal benefits to our NEOs, including excess liability insurance and (for some NEOs) access to concierge health services. The aggregate incremental cost to us for these personal benefits is less than $10,000 for each NEO.

SEVERANCE ARRANGEMENTS

The NEOs are eligible to participate in an Executive Severance Plan, which provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as defined in the plan) based on the participant's title, base salary and average or target cash bonus (depending on the year of termination). The MDC Committee believes that providing appropriate, market-competitive severance benefits helps us attract and retain highly qualified executives by mitigating the risks associated with leaving a prior employer to join the Company and by providing income continuity following an unexpected termination of employment by the Company without cause. The Executive Severance Plan does not provide any benefits upon a participant's retirement or voluntary resignation from the Company, any benefits that are triggered in whole or in part solely by a change in control of the Company or any tax gross-ups on change in control-related excise taxes (or otherwise).

The Executive Severance Plan is more fully described under "***Potential Payments Upon Termination or Change in Control***" below.

4. Executive Compensation Policies

STOCK OWNERSHIP GUIDELINES

Position	Annaly Ownership Guideline
Chief Executive Officer	**6x** base salary
All Other Executive Officers	**3x** base salary

We believe that stock ownership guidelines further align the interests of our executive officers with those of our stockholders by promoting a long-term focus and long-term share ownership. All executive officers are subject to robust stock ownership guidelines expressed as a multiple of their base salary. Shares counting toward the guideline include common stock held and unvested RSUs. Unvested PSUs do not count toward the stock ownership guidelines.

Stock Retention

Executive officers are required to hold shares received under awards (after taxes) until the later of (i) one year after the shares were acquired upon exercise or vesting or (ii) the date that their applicable stock ownership guidelines are met.

CLAWBACK POLICIES

The Company maintains two clawback policies — one that applies on a no-fault basis if the Company is required to prepare an accounting restatement and one that applies if an executive officer engages in certain "detrimental conduct" that does not result in an accounting restatement. Our cash incentive compensation and all equity awards (both time- and performance-based awards) are subject to each policy. Pursuant to our policies, if we are required to restate our financial statements because of material non-compliance with financial reporting requirements under federal securities laws, we will seek recovery of excess covered compensation received by executives over the three fiscal years preceding the restatement. In addition, we may seek to recoup covered compensation following the MDC Committee's determination that an executive officer has engaged in certain "detrimental conduct," including breach of a fiduciary duty, willful misconduct or gross negligence in connection with their employment, illegal activity, an intentional violation of Company policies or conduct otherwise injurious to the Company, our reputation, character or standing.

PROHIBITION ON HEDGING COMPANY SECURITIES

Directors, executive officers and employees are prohibited from engaging in any hedging transactions with respect to Company securities held by them, including shares acquired in open market transactions or through our equity compensation program. Such prohibited transactions include the purchase of any financial instrument (including forward contracts and zero cost collars) designed to hedge or offset any decrease in the market value of Company securities.

PROHIBITION ON PLEDGING COMPANY SECURITIES

The Company has a policy prohibiting Directors, executive officers and employees from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

EQUITY AWARD GRANT PRACTICES

Equity awards are discretionary and are generally granted to our NEOs early in a given year for performance in the prior year. In certain circumstances, including the hiring or promotion of an NEO, the MDC Committee may approve grants to be effective at other times. The Company does not currently grant stock options to its employees. The MDC Committee does not take material nonpublic information into account when determining the timing and terms of equity awards, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

The MDC Committee is responsible for reviewing our compensation policies and practices to assess whether they could lead to excessive risk taking, the way any compensation-related risks are monitored and mitigated and any adjustments necessary to address changes in the Company's risk profile. The MDC Committee conducted a compensation risk assessment for 2024 with the assistance of its independent compensation consultant and determined that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Report of the Compensation Committee

The MDC Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the MDC Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

            

Vicki Williams, Chair   **Francine J. Bovich**   **Thomas Hamilton**   **Kathy Hopinkah Hannan**   **John H. Schaefer**

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following Summary Compensation Table provides information concerning the compensation of our NEOs paid or awarded during the fiscal year ended December 31, 2024 and the prior two fiscal years. As explained in the *Compensation Discussion and Analysis* above, the NEOs were also awarded RSUs and PSUs as part of their total annual incentive award for 2024 performance, but because those equity awards were granted in early 2025, in accordance with SEC rules they do not appear in this year's Summary Compensation Table; however, in order to provide a complete picture of compensation paid or awarded to NEOs for service in 2024, these awards are included in the *Total Direct Compensation Table* on page 38 of this Proxy Statement, which is intended to supplement the Summary Compensation Table. Please see the *Compensation Discussion and Analysis* above for a full discussion as to how the MDC Committee determined cash and equity awards for the NEOs linked to Company and individual performance for 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award[1] ($)	All Other Compensation[2] ($)	Total ($)
David L. Finkelstein Chief Executive Officer, Co-Chief Investment Officer and Director	2024	1,000,000	8,483,650	8,328,092	13,800	17,825,542
	2023	1,000,000	7,328,100	6,984,000	15,200	15,327,300
	2022	1,000,000	5,984,000	7,324,950	14,732	14,323,682
Serena Wolfe Chief Financial Officer	2024	750,000	2,723,200	2,348,400	11,750	5,833,350
	2023	750,000	2,348,400	1,781,232	14,250	4,893,882
	2022	750,000	1,781,250	749,992	13,032	3,294,274
Steven F. Campbell President and Chief Operating Officer	2024	750,000	3,078,650	2,739,800	13,800	6,582,250
	2023	750,000	2,739,800	1,828,704	15,200	5,333,704
	2022	750,000	1,828,750	1,799,961	14,732	4,393,443
Anthony C. Green Chief Corporate Officer, Chief Legal Officer and Secretary	2024	750,000	2,287,000	2,035,280	13,800	5,086,080
	2023	750,000	2,035,300	1,781,232	15,200	4,581,732
	2022	750,000	1,781,250	1,874,948	14,732	4,420,930

(1) These amounts equal the aggregate grant date fair value of stock awards, inclusive of RSUs and/or PSUs, granted during the applicable fiscal year. The grant date fair value of RSUs was determined based on the closing price of the Company's common stock prior to the grant date. The grant date fair value of PSUs with performance conditions was determined based on the closing price of the Company's common stock prior to the grant date assuming that the PSUs would become earned at target, which was determined to be the probable outcome as of the grant date, excluding the effect of estimated forfeitures. Assuming the maximum level of performance, the grant date fair value of the stock awards granted during 2024 would be:

Name	Grant Date Fair Value
David L. Finkelstein	$10,095,733
Serena Wolfe	$2,846,850
Steven F. Campbell	$3,321,325
Anthony C. Green	$2,467,270

For more information about the assumptions used for determining the grant date fair value of the NEOs' equity awards, see Note 15, "Long-Term Stock Incentive Plan," of Notes to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

(2) Represents Company matching contributions to the Company's 401(k) plan.

Grants of Plan-Based Awards

The following table summarizes certain information regarding all plan-based awards granted to the NEOs during the year ended December 31, 2024. See "**2024 Annual Incentives — Cash and Equity Awards**" in the **Compensation Discussion and Analysis** above for a description of the plan-based awards.

Name	Grant Date	Type of Award	Estimated Future Payouts Under Equity Incentive Plan Awards (# of Shares of Common Stock)[1]			All Other Stock Awards: Number of Shares of Stock[2] (#)	Grant Date Fair Value of Stock Awards[3] ($)
			Threshold (#)	Target (#)	Maximum (#)		
David L. Finkelstein	2/01/2024	RSU	—	—	—	212,777	4,164,046
	2/01/2024	PSU	106,389	212,777	319,166	—	4,164,046
Serena Wolfe	2/01/2024	RSU	—	—	—	60,000	1,174,200
	2/01/2024	PSU	30,000	60,000	90,000	—	1,174,200
Steven F. Campbell	2/01/2024	RSU	—	—	—	70,000	1,369,900
	2/01/2024	PSU	35,000	70,000	105,000	—	1,369,900
Anthony C. Green	2/01/2024	RSU	—	—	—	52,000	1,017,640
	2/01/2024	PSU	26,000	52,000	78,000	—	1,017,640

(1)	Amounts represent the number of shares to be earned at threshold, target and maximum performance (before dividend equivalents) for the PSUs granted in early 2024 based on 2023 performance. For additional details about these PSUs, see "2023 Annual Incentives — Grant of PSUs" in the Compensation Discussion and Analysis included in the Company's proxy statement filed in April 2024.

(2)	Amounts represent the number of RSUs granted in early 2024 based on 2023 performance. For additional details about these RSUs, see "2023 Annual Incentives — Grant of RSUs" in the Compensation Discussion and Analysis included in the Company's proxy statement filed in April 2024.

(3)	See Footnote 1 to the Summary Compensation Table for additional information on how the grant date fair value for these awards was determined.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the value and number of shares underlying the outstanding equity awards held by the NEOs as of December 31, 2024. All market or payout values in the table shown for stock awards are based on the closing price of the Company's common stock on December 31, 2024 of $18.30 per share.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested[1][2] (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2][3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David L. Finkelstein	2/1/2022	56,914	1,041,526	0	0
	2/1/2023	123,045	2,251,724	0	0
	2/1/2023	0	0	276,843	5,066,227
	2/1/2024	235,120	4,302,696	0	0
	2/1/2024	0	0	352,682	6,454,071
Serena Wolfe	2/1/2022	5,829	106,671	0	0
	2/1/2023	31,385	574,346	0	0
	2/1/2023	0	0	70,613	1,292,209
	2/1/2024	66,302	1,213,327	0	0
	2/1/2024	0	0	99,456	1,820,045
Steven F. Campbell	2/1/2022	13,986	255,944	0	0
	2/1/2023	32,220	589,626	0	0
	2/1/2023	0	0	72,492	1,326,604
	2/1/2024	77,351	1,415,523	0	0
	2/1/2024	0	0	116,028	2,123,312
Anthony C. Green	2/1/2022	14,569	266,613	0	0
	2/1/2023	31,385	574,346	0	0
	2/1/2023	0	0	70,613	1,292,209
	2/1/2024	57,461	1,051,536	0	0
	2/1/2024	0	0	86,193	1,577,332

(1) Represents the aggregate number of RSUs (including additional RSUs accrued as dividend equivalents), which vest in equal installments over three years starting on the first anniversary of the grant date, generally subject to continued employment, as set forth below:

Grant Date	Remaining Vesting Date(s)
2/1/2022	February 1, 2025
2/2/2023	February 1, 2025 and 2026
2/1/2024	February 1, 2025, 2026 and 2027

(2) We completed a 1-for-4 reverse stock split of our outstanding common stock on September 23, 2022. Number of shares of common stock in this table reflect the number of shares of common stock after giving effect to the reverse stock split.

(3) Based on the performance through the end of 2024, the number of PSUs shown in the table assumes maximum (150%) payouts for 2023 and 2024 PSU grants and includes additional PSUs accrued as dividend equivalents. The PSUs are subject to cliff vesting following the end of the three-year performance period and are generally subject to continued employment through the applicable vesting date.

Stock Vested in 2024

The following table sets forth certain information with respect to our NEOs regarding stock vested during the year ended December 31, 2024.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting**[1] **(#)**	**Value Realized on Vesting**[2] **($)**
David L. Finkelstein	354,652	6,940,546
Serena Wolfe	46,566	911,288
Steven F. Campbell	88,165	1,725,395
Anthony C. Green	93,591	1,831,574

(1) Reflects previously granted RSU awards vesting during the fiscal year and related earned dividends (before any taxes were withheld).

(2) Reflects fair value of vested shares using closing price of our common stock on the applicable date of vesting (before any taxes were withheld). Certain awards that vested during 2024 may be paid during 2025, when performance results were certified or as the result of certain payment delays required by U.S. tax laws.

Pension Benefits and Nonqualified Deferred Compensation

We did not provide the NEOs with any benefits pursuant to defined benefit plans and nonqualified deferred compensation plans during 2024. Our only retirement plan in which the NEOs were eligible to participate is the 401(k) Plan, which is a tax-qualified defined contribution retirement plan that is generally available to all employees on a non-discriminatory basis, and includes an opportunity to receive employer matching contributions up to 4% of eligible pay in 2024 (subject to limits set forth in the Internal Revenue Code). Such matching contributions are immediately vested.

Potential Payments Upon Termination or Change in Control

EXECUTIVE SEVERANCE PLAN

The NEOs are eligible to participate in an Executive Severance Plan, which provides benefits upon a participant's involuntary termination of employment by the Company without "cause" (as such term is defined therein), subject to the participant's execution of a general release of claims in favor of the Company and its affiliates. Severance benefits are payable in a lump sum and are calculated based on the participant's title, base salary and average or target cash bonus (depending on the year of termination), as described below. "Cause" generally means any of the following: (i) the commission of an act of fraud or dishonesty in the course of employment; (ii) a conviction or plea of no contest to a felony or crime of comparable magnitude under applicable law; (iii) a failure to perform job duties where such failure is materially injurious to the Company and its affiliates, or to the business interests or reputation of the Company and its affiliates; (iv) a material breach of any written policy applicable to the NEO including, but not limited to, the Company's Code of Conduct; or (v) a material breach of any employment-related covenants under any agreement with the Company or an affiliate.

If the CEO had an involuntary termination of employment without cause (other than by reason of death or disability), the CEO would be eligible to receive severance benefits in an amount equal to the sum of (i) 1.5 times the CEO's annual base salary and (ii) 1.5 times the CEO's target cash bonus for the plan year in which the involuntary termination of employment occurs.

If any other NEO participating in the Executive Severance Plan had an involuntary termination of employment without cause (other than by reason of death or disability), the other NEO would be eligible to receive severance benefits in an amount equal to the sum of (i) 1.25 times the other NEO's annual base salary and (ii) 1.25 times the other NEO's target cash bonus for the plan year in which the involuntary termination of employment occurs.

In addition, a participant who experiences an involuntary termination of employment without cause (other than by reason of death or disability) after March 31st of a calendar year will be eligible to receive a prorated cash bonus payment based on the amount of the participant's cash bonus earned for the prior year (subject to the Company's discretion to adjust the cash bonus amount for performance in the current year).

The Executive Severance Plan provides that severance may be recovered if the Company determines within three years after a participant's separation date that they engaged in conduct that constitutes "Detrimental Conduct" under our Misconduct Clawback Policy. For additional information, see "*Clawback Policies*" in the *Compensation Discussion and Analysis* above.

TERMINATION AND CHANGE IN CONTROL TREATMENT FOR RSU AND PSU AWARDS

Award agreements for RSUs and PSUs granted to the NEOs under the Company's 2020 Equity Incentive Plan address vesting treatment upon termination of employment or "change in control" (as defined under the 2020 Equity Incentive Plan), summarized as follows:

Event	RSUs	PSUs
Death	Immediate full vesting of all unvested RSUs	Immediate vesting at target, prorated for portion of performance period worked
Disability	Immediate full vesting of all unvested RSUs	Continued vesting per schedule based on actual performance results, prorated for portion of performance period worked
Qualifying Termination[1]	Continued vesting per schedule of all unvested RSUs, subject to release of claims and compliance with post-employment covenants	Continued vesting per schedule based on actual performance results (not prorated), subject to release of claims and compliance with post-employment covenants
Involuntary Termination in Connection with a Change in Control[2]	Immediate full vesting of all unvested RSUs	Immediate full vesting of all unvested PSUs, with performance based on the greater target or actual performance (measured at the last fiscal quarter-end preceding the change in control)

(1)   A "Qualifying Termination" means a termination by the Company without "cause" (as defined in the award agreements) other than within two years after a change in control or, for awards granted in 2023 and later, a termination that qualifies as "retirement." For this purpose, "retirement" means a termination of employment (absent "cause") in which the NEO provides at least six months' advanced notice, is at least age 50, and has a combined age and years of service of at least 65. As of the end of the last fiscal year, only Anthony C. Green met the combined age and service requirements for retirement. A termination without cause that occurs within two years after a change in control will receive the treatment described under "Involuntary Termination in Connection with a Change in Control."

(2)   An "Involuntary Termination in Connection with a Change in Control" means a termination by the Company without "cause" or a termination by the NEO for "good reason" (as those terms are defined in the award agreements), in either case that occurs within two years after a change in control. Per the Company's 2020 Equity Incentive Plan, if awards are not assumed or replaced in connection with a change in control, the awards will vest in full upon the close of the change in control, with performance for PSUs based on the greater of target or actual performance (measured at the last fiscal quarter-end preceding the change in control).

QUANTIFICATION OF TERMINATION PAYMENTS

The table below shows potential payments that would have been made to the NEOs under the Executive Severance Plan and outstanding RSU and PSU award agreements as described above, in each case assuming employment had terminated at the close of business on the last day of the last fiscal year under the listed scenarios. For RSUs and PSUs, the amounts include the value of the underlying shares as of the last day of the last fiscal year for any accelerated vesting or for any portion of the award that will continue to vest following termination of employment, based on the termination scenario. As noted above, continued vesting of RSUs and PSUs is also conditioned on the NEO providing a release of claims in favor of the Company and its affiliates and complying with all applicable post-employment covenants.

The table includes only the value of the incremental amounts payable to each NEO arising from the applicable scenario and does not include the value of vested or earned, but unpaid, amounts owed to the applicable NEO as of the last day of the last fiscal year (including, for example, dividend equivalents relating to dividends declared but not paid as of such date, vested but not settled RSUs or PSUs or the employer 401(k) matches for the NEOs).

Because the payments to be made to an NEO depend on several factors, the actual amounts to be paid out upon an NEO's termination of employment can only be determined at the time of the NEO's separation from the Company.

Name	Potential Payments	Termination by Company Without Cause (Other than within Two Years of Change in Control) ($)	Termination by Company Without Cause (within Two Years of a Change in Control)[2] ($)	Death ($)	Disability ($)	Retirement[3] ($)	Termination by Company for Cause or Voluntary Termination by Executive (with or without Good Reason, not Retirement) ($)
David L. Finkelstein	Severance	12,000,000	12,000,000	0	0	0	0
	Bonus	8,483,650	8,483,650	0	0	0	0
	Accelerated Equity Awards[1]	19,116,244	19,116,244	15,276,145	19,116,244	0	0
	Benefits	0	0	0	0	0	0
	TOTAL	**39,599,894**	**39,599,894**	**15,276,145**	**19,116,244**	**0**	**0**
Serena Wolfe	Severance	3,750,000	3,750,000	0	0	0	0
	Bonus	2,723,200	2,723,200	0	0	0	0
	Accelerated Equity Awards[1]	5,006,596	5,006,596	3,969,179	5,006,596	0	0
	Benefits	0	0	0	0	0	0
	TOTAL	**11,479,796**	**11,479,796**	**3,969,179**	**5,006,596**	**0**	**0**
Steven F. Campbell	Severance	4,218,750	4,218,750	0	0	0	0
	Bonus	3,078,650	3,078,650	0	0	0	0
	Accelerated Equity Awards[1]	5,711,009	5,711,009	4,561,037	5,711,009	0	0
	Benefits	0	0	0	0	0	0
	TOTAL	**13,008,409**	**13,008,409**	**4,561,037**	**5,711,009**	**0**	**0**
Anthony C. Green	Severance	3,375,000	3,375,000	0	0	0	0
	Bonus	2,287,000	2,287,000	0	0	0	0
	Accelerated Equity Awards[1]	4,762,035	4,762,035	3,805,522	4,762,035	4,762,035	0
	Benefits	0	0	0	0	0	0
	TOTAL	**10,424,035**	**10,424,035**	**3,805,522**	**4,762,035**	**4,762,035**	**0**

(1) The value of equity awards that immediately vest or continue to vest is based on the closing price of the common stock on December 31, 2024 ($18.30 per share) and includes accrued dividend equivalents through that date. Based on the performance through the end of 2024, amounts for PSUs assume maximum (150%) payouts for 2023 and 2024 PSU grants.

(2) "Termination by Company Without Cause (within Two Years of a Change in Control)" also includes a termination by the NEO for "good reason" within two years after a change in control, as well as payments upon a change in control if awards are not assumed or replaced by the buyer.

(3) "Retirement" (if applicable) assumes the NEO has provided the required six months' advance notice (if otherwise eligible for retirement). As of the end of the last fiscal year, only Anthony C. Green met the combined age and service requirements for retirement.

Compensation Committee Interlocks and Insider Participation

During 2024, the MDC Committee was comprised solely of the following Independent Directors: Ms. Williams (Chair), Ms. Bovich, Dr. Hannan and Messrs. Hamilton and Schaefer. None of them has at any time served as an officer or employee of the Company or any affiliate or has any other business relationship or affiliation with the Company, except service as a Director. No member of the MDC Committee has had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2024, none of the Company's executive officers served on the compensation committee (or other committee serving an equivalent function) of another entity whose executive officers served on the MDC Committee or Board.

CEO Pay Ratio

As required by applicable SEC rules, we are providing the following information about the relationship of the annual total compensation of our median employee to the annual total compensation of Mr. Finkelstein, the Company's Chief Executive Officer and Co-Chief Investment Officer. For 2024, our last completed fiscal year:

- the annual total compensation of our median employee was $295,000, and
- the annual total compensation of the CEO as reported in the **Summary Compensation Table** included in this Proxy Statement was $17,825,542.

Based on this information, for 2024, the CEO's annual total compensation was 60 times that of the annual total compensation of our median employee.

We took the following steps to identify our median employee, as well as to determine the annual total compensation of our median employee and our CEO.

 We determined that, as of December 31, 2024, our employee population consisted of approximately 191 individuals, all of whom were full-time employees as of the determination date.

 To identify the "median employee" from our employee population, we used the amount of "gross wages" for the identified employees as reflected in our payroll records for the period in the fiscal year through the determination date together with any equity awards paid or awarded during the year. For gross wages, we generally used the total amount of compensation the employees were paid before any taxes, deductions, insurance premiums and other payroll withholding. We did not use any statistical sampling techniques.

 For the annual total compensation of our median employee, we identified and calculated the elements of that employee's compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x), resulting in annual total compensation of $295,000.

 For the annual total compensation of the CEO (inclusive solely of compensation paid or awarded by the Company), we used the amount reported in the "Total" column of the Summary Compensation Table included in this Proxy Statement.

The required CEO pay ratio information reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from us, are likely not comparable to our SEC-required or supplemental CEO pay ratios.

PAY FOR PERFORMANCE DISCLOSURES

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. The following table sets forth the compensation for our Principal Executive Officers (the "PEOs") and the average compensation for our other NEOs (the "Non-PEO NEOs"), both as reported in the *Summary Compensation Table* on page 57 of this Proxy Statement and with certain adjustments to reflect the "compensation actually paid" to such individuals, as defined under SEC's pay versus performance disclosure rules, for the past five fiscal years. The following table also provides information on our cumulative TSR, the cumulative TSR of our peer group, Net Income and Tangible Economic Return. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to the *Compensation Discussion and Analysis* section of this Proxy Statement.

(a)	(b)		(c)		(d)	(e)	(f)	(g)	(h)	(i)
	Summary Compensation Table Total for PEOs[1]		Compensation Actually Paid to PEOs[4]		Average Summary Compensation Table Total for Non-PEO NEOs[5] ($)	Average Compensation Actually Paid to Non-PEO NEOs[6] ($)	Value of Initial Fixed $100 Investments Based on:		GAAP Net Income ($000s)[9] ($)	Tangible Economic Return[10] (%)
Year	D. Finkelstein[2] ($)	G. Votek[3] ($)	D. Finkelstein[2] ($)	G. Votek[3] ($)			TSR[7] ($)	Peer Group TSR[8] ($)		
2024[11]	17,825,542	0	21,381,925	0	5,833,893	6,788,368	93.67	71.02	1,011,768	11.9
2023	15,327,300	0	16,790,236	0	4,936,439	5,299,208	86.79	66.78	(1,638,457)	6.1
2022	14,323,682	0	11,087,169	0	5,420,097	4,916,762	82.75	57.06	1,726,420	(23.7)
2021	9,138,764	0	9,511,494	0	3,882,162	4,027,576	105.00	79.47	2,396,280	0.1
2020	12,703,778	2,070,906	16,250,879	1,761,597	3,835,068	3,994,675	102.43	68.45	(889,772)	1.6

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Finkelstein for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) Mr. Finkelstein has served as our CEO since March 2020.

(3) Mr. Votek served as our Interim CEO until March 2020.

(4) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Messrs. Finkelstein and Votek, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Messrs. Finkelstein and Votek during the applicable year. The Company does not sponsor any defined benefit or pension plans, so pension benefit adjustments have not been reflected. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Finkelstein's total compensation in the most recent fiscal year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total ($)	Reported Value of Equity Awards[a] ($)	Adjusted Equity Value[b] ($)	Compensation Actually Paid ($)
2024	17,825,542	(8,328,092)	11,884,475	21,381,925

(a) The reported value of equity awards represents the amount reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) The adjusted equity value for each applicable year includes the addition (or subtraction, as applicable) of the following:

    (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year;

    (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year;

    (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date;

    (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value;

    (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and

    (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year.

The valuation assumptions used to calculate fair values for the equity values set forth in the table below did not materially differ from those disclosed at the time of grant.

The amounts deducted or added in calculating the adjusted equity value are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	8,605,410	(4,923,186)	0	5,844,494	0	2,357,756	11,884,475

(5) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's Non-PEO NEOs, which include the Company's NEOs as a group (excluding Messrs. Finkelstein and Votek), in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the Non-PEO NEOs in each applicable year are as follows:

(i)   for 2024 and 2023, Serena Wolfe, Steven F. Campbell and Anthony C. Green;

(ii)   for 2022, Serena Wolfe, Steven F. Campbell, Anthony C. Green, Ilker Ertas and Timothy P. Coffey; and

(iii)   for 2021 and 2020, Serena Wolfe, Anthony C. Green, Ilker Ertas and Timothy P. Coffey.

(6) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K.

The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Company's Non-PEO NEOs as a group during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the most recent fiscal year to determine the compensation actually paid, using the same methodology described in footnote 4 above:

Year	Average Reported Summary Compensation Table Total for Other NEOs ($)	Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments[a] ($)	Average Compensation Actually Paid to Other NEOs ($)
2024	5,833,893	(2,374,493)	3,328,968	6,788,368

(a) The amounts deducted or added in calculating the total average adjusted equity value for the most recent fiscal year are as follows:

Year	Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	2,453,615	(1,055,949)	0	1,269,344	0	661,958	3,328,968

(7) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(8) The amount shown as the TSR reflects what year-end cumulative value of $100 would be, including reinvestment of dividends until the last day of each reported fiscal year, for the measure periods beginning on December 31, 2019 and ending on December 31 of each of 2024, 2023, 2022, 2021 and 2020, respectively, calculated in accordance with Item 201(e) of Regulation S-K. Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Performance Peer Group, which for purposes of this table reflects the Company's industry sector and is the same as the Company's peer group disclosed in the Stock Performance Graph in the Annual Report on Form 10-K Part II Item 5 for the year ended December 31, 2024.

(9) The dollar amounts reported represent the amount of GAAP net income reflected in the Company's audited financial statements for the applicable year.

(10) "Tangible Economic Return" or "Absolute Tangible Economic Return" means the Company's change in tangible book value (calculated by summing common stock, additional paid-in capital, accumulated other comprehensive income (loss) and accumulated deficit less intangible assets) plus common dividends declared divided by the prior period's tangible book value. For comparison, the Company's Tangible Economic Return (Loss) for each of 2024, 2023, 2022, 2021 and 2020 was 11.9% 6.1%, (23.7%), 0.1% and 1.6%, respectively. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Tangible Economic Return is the financial performance measure that represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance.

(11) Refer to the "*Compensation Discussion and Analysis — Total Direct Compensation Table*" for the total direct compensation paid or awarded to each NEO for 2024, including compensation for 2024 performance that was paid or awarded by the Company in early 2025, which the MDC Committee believes best aligns with how it views executive compensation for a given performance year.

Financial Performance Measures

As described in greater detail in the **Compensation Discussion and Analysis** above, our executive compensation program reflects a variable pay-for-performance philosophy. The MDC Committee believes that the metrics utilized for our incentive awards represent key measures of the Company's financial performance and support sustained value creation for stockholders. The most important financial performance measures used by us to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance are as follows:

- Tangible Economic Return
- Total Stockholder Return
- OpEx to Equity
- Average EAD Return on Equity

Relationship Between Financial Performance Measures and Compensation Actually Paid

While we utilize several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance table above. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In addition, any alignment between compensation actually paid and our performance measures is impacted by the fact that we pay annual cash incentives and award annual equity incentives for a particular performance year early in the subsequent year, and compensation actually paid for a particular performance year includes annual cash incentives paid in respect of such performance year regardless of when paid, but excludes equity incentives awarded in respect of such performance year unless granted during such performance year. This timing issue was particularly amplified in 2021, as Mr. Finkelstein received a one-time equity award upon the completion of our management internalization transaction in June 2020; however, such award was considered by the MDC Committee as part of Mr. Finkelstein's total annual incentive compensation for 2020 and essentially reduced the 2020 equity incentive award that would otherwise have been awarded to him in early 2021 for performance in the prior year. In order to present more complete information on how the MDC Committee views executive compensation for a given performance year, regardless of when paid, we annually disclose a Total Direct Compensation Table.

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the **Pay Versus Performance** table.

COMPENSATION ACTUALLY PAID AND CUMULATIVE TSR

The graph below presents the relationship between the amount of compensation actually paid ("CAP") to our PEO and the average amount of CAP to the Non-PEO NEOs with our cumulative TSR over the last five fiscal years. In 2020, we had two PEOs, Mr. Finkelstein and Mr. Votek. As described in the *CD&A*, we utilize a TSR governor in our PSU design, which limits payout opportunity if TSR for the performance period is negative.



RELATIONSHIP BETWEEN COMPANY TSR AND PEER GROUP TSR

The graph below presents the relationship of our cumulative TSR to that of our Performance Peer Group for the last five fiscal years. The cumulative total return of the Performance Peer Group was weighted according to the respective issuer's stock market capitalization at the beginning of the performance period. For a graph and table comparing the yearly percentage change in the Company's cumulative TSR to that of the Performance Peer Group for the five-year period ended December 31, 2024, please refer to the Share Performance Graph included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.



COMPENSATION ACTUALLY PAID AND GAAP NET INCOME

The graph below presents the relationship between the amount of CAP to our PEO and the average amount of CAP to the Non-PEO NEOs with our GAAP net income for the last five fiscal years. In 2020, we had two PEOs, Mr. Finkelstein and Mr. Votek. While we do not use GAAP net income as a performance measure in the overall executive compensation program, we use a non-GAAP adjusted earnings-linked measure (Average EAD Return on Equity) to determine 50% of PSU award payouts. For a reconciliation of EAD to GAAP net income, please refer to the Appendix.



COMPENSATION ACTUALLY PAID AND TANGIBLE ECONOMIC RETURN

The graph below presents the relationship between the amount of CAP to our PEO and the average amount of CAP to the Non-PEO NEOs, with our Tangible Economic Return for the last five fiscal years. In 2020, we had two PEOs, Mr. Finkelstein and Mr. Votek. As described in the *CD&A*, we utilize Relative Tangible Economic Return for the respective performance period to determine 37.5% of annual incentive amounts for 2024 and 2023 (and 30% for 2022, 2021 and 2020) and 50% of PSU award payouts. The Company uses multiple financial metrics for its annual incentive awards and PSU awards but has selected Tangible Economic Return as the financial performance measure that represents the most important performance measure (otherwise not required to be disclosed in the table above) used by the Company to link CAP to the NEOs for 2024 to Company performance.



SAY-ON-PAY VOTE



ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Board is committed to corporate governance best practices and recognizes the significant interest of stockholders in executive compensation matters. The Company is providing this non-binding advisory vote pursuant to Section 14A of the Exchange Act.

In considering this vote, the Company invites our stockholders to review the "**Compensation Discussion and Analysis**" and "**Executive Compensation Tables**" above. As described in the Compensation Discussion and Analysis, the MDC Committee is focused on continually enhancing the Company's compensation framework to reflect strong compensation governance and reward sustained value creation.

> *The MDC Committee is committed to institutionalizing an executive compensation program that attracts, retains and incentivizes top executive talent and generates long-term value for stockholders by directly linking compensation payout to Company performance without encouraging unnecessary risk-taking.*

 The Board unanimously recommends that the stockholders vote **FOR** the following resolution:

"**RESOLVED**, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby **APPROVED**."

While this vote is advisory and non-binding, the Board and the MDC Committee value the views of the Company's stockholders and will consider the voting results when making compensation decisions in the future.

AUDIT COMMITTEE MATTERS



Proposal 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm.

The Audit Committee has appointed Ernst & Young LLP ("EY") to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025, and stockholders are being asked to ratify this appointment at the Annual Meeting as a matter of good corporate governance. EY has served as Annaly's independent registered public accounting firm since 2012. In appointing EY, the Audit Committee considered a number of factors, including EY's:

- independence,
- objectivity,
- level of service,
- industry knowledge,
- technical expertise, and
- tenure as the independent auditor.

The Company expects that representatives of EY will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. If the appointment of EY is not ratified, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent auditor at any time during the year if the Audit Committee determines that such a change would be advisable and in the best interest of the Company.

 The Board unanimously recommends a vote **FOR** the ratification of the appointment of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2025.

Report of the Audit Committee

The Audit Committee operates pursuant to a charter which it reviews annually, and a brief description of the Audit Committee's primary responsibilities is included under the heading "***Board Committees — Audit Committee***" in this Proxy Statement. Under the Audit Committee's charter, management is responsible for the preparation of the Company's financial statements and the independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

The Audit Committee has reviewed and discussed the Company's 2024 audited financial statements with management and with EY, the Company's independent auditor.

The Audit Committee has discussed with EY the matters required to be discussed by applicable standards adopted by the Public Company Accounting Oversight Board ("PCAOB"), including the critical audit matters set forth in EY's audit report and matters concerning EY's independence, and the SEC. EY has also provided to the Audit Committee the written disclosures and letter required by the applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence. The Audit Committee also discussed with EY their independence from the Company and management and considered whether non-audit services provided by EY to the Company are compatible with maintaining EY's independence. In determining whether to appoint EY as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025, the Audit Committee took into consideration a number of factors, including:

- historical and recent performance on the Company's audit, including service level and quality of staff and overall work;
- EY's tenure, independence and objectivity;
- EY's capability and expertise, including its understanding of our business and operations and overall industry knowledge;
- legal and regulatory considerations;
- data related to audit quality and performance, including recent PCAOB inspection reports on the firm;
- the appropriateness of EY's fees; and
- the results of a management survey of EY's overall performance.

In reliance on these reviews and discussions, and the report of the independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC.

THE AUDIT COMMITTEE

    

| **Kathy Hopinkah Hannan, Chair** | **Thomas Hamilton** | **Martin Laguerre** | **John H. Schaefer** | **Scott Wede** |

Relationship with Independent Registered Public Accounting Firm

The aggregate fees billed for 2024 and 2023 by EY for each of the following categories of services are set forth below:

Service Category	2024 ($)	2023 ($)
Audit fees[1]	3,310,000	3,233,000
Audit-related fees[2]	0	0
Tax fees[3]	343,736	521,130
All other fees[4]	720,000	455,000
Total[5]	**4,373,736**	**4,209,130**

(1) **Audit fees** primarily relate to integrated audits of the Company's annual consolidated financial statements and internal control over financial reporting under Sarbanes-Oxley Section 404, reviews of the Company's quarterly consolidated financial statements, audits of the Company's subsidiaries' financial statements, accounting consultations and comfort letters and consents related to SEC registration statements.

(2) **Audit-related fees** are primarily for assurance and related services that are traditionally performed by the independent registered public accounting firm.

(3) **Tax fees** are primarily for preparation of tax returns and compliance services and tax consultations.

(4) **All other fees** are for those services not described in one of the other categories.

(5) EY also provides audit and tax consulting and compliance services to funds that we do not consolidate. The fees for these services are provided to and paid by the funds and therefore are not included in the above table.

> *The Audit Committee has adopted policies and procedures for pre-approving all non-audit services performed by the independent auditor.*

The Audit Committee retained EY to provide certain non-audit services in 2024, consisting of tax compliance and consultations, all of which were pre-approved by the Audit Committee. The Audit Committee determined that the provision by EY of these non-audit services is compatible with EY maintaining its independence.

In addition to the non-audit services described above, the Audit Committee also pre-approved certain audit services, including comfort letters and consents related to SEC registration statements.

The Company understands the need for EY to maintain objectivity and independence as the auditor of our financial statements and internal control over financial reporting. In accordance with SEC rules, the Audit Committee requires the lead EY partner assigned to the Company's audit to be rotated at least every five years, and the Audit Committee and its Chair are involved in selecting each new lead audit partner. The Audit Committee approved the hiring of EY to provide all of the services detailed above prior to such independent registered public accounting firm's engagement. None of the services related to the Audit-Related Fees described above was approved by the Audit Committee pursuant to a waiver of pre-approval provisions set forth in applicable SEC rules.

STOCKHOLDER PROPOSAL



Proposal 4

CONSIDERATION OF AN ADVISORY STOCKHOLDER PROPOSAL TO ADOPT THE RIGHT TO ACT BY WRITTEN CONSENT

John Chevedden, whose address is 2215 Nelson Avenue, Redondo Beach, California, has notified the Company of his intention to present the proposal printed below for stockholder consideration at the Annual Meeting.

The Company has printed verbatim the text of Mr. Chevedden's proposal and his supporting statement. His proposal will be voted on at the Annual Meeting only if it is properly presented by or on behalf of Mr. Chevedden.

 The Board unanimously recommends that stockholders vote **AGAINST** this stockholder proposal.

Proposal 4 — Support for Shareholder Right to Act by Written Consent



FOR *Shareholder Rights*

Shareholders request that our board of directors take such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

To guard against the Annaly Capital Management (NLY) Board of Directors becoming complacent shareholders need the ability to act by written consent to help the Board adopt new strategies when the need arises.

This is particularly important now given the long-term decline in the NLY stock price. The NLY stock price has fallen from $61 in 2008 to $36 in 2021 and $19 in late 2024 during a robust stock market.

This proposal is more important than ever because there has been a mad rush of Board exculpation proposals to limit the financial liability of directors when they violate their fiduciary duty. Such exculpation is a disincentive for good director performance. Since shareholders acting by written consent can be used to replace a director, adoption of this proposal could foster better performance by NLY directors.

A shareholder ability to quickly act by written consent would be a welcome incentive for NLY Directors to avoid more long-term declines in the NLY stock price in the first place since the continued service of certain NLY Directors could be terminated by shareholders acting by written consent. This is a good incentive for the NLY Directors to have for the benefit of all shareholders.

Please vote yes:

Support for Shareholder Right to Act by Written Consent — Proposal 4

Board of Directors' Statement

The Board has carefully considered the above proposal and believes that the Company's existing stockholder rights offer a more transparent, informed and equitable mechanism for stockholders to raise matters for consideration. For the reasons set forth below, our Board unanimously recommends a vote AGAINST this proposal.

Our Bylaws provide all stockholders with the meaningful ability to call and act at a special meeting of stockholders to address issues that arise outside of the annual meeting cycle.

Our stockholders have the right to call a special meeting to act on matters that arise between annual meetings. A special meeting allows all stockholders, the Board and management to hold a discussion about stockholder concerns and empowers all stockholders to participate collectively and make an informed decision. All stockholders may use the special meeting right to act on any matter that may properly be considered at a meeting of stockholders, including proposing to remove directors or electing new members of the Board. Our special meeting right ensures that all stockholders have a voice in critical matters affecting the Company and their interests. The Board amended our Bylaws in 2022 to lower the ownership threshold required for stockholders to call a special meeting to 25% (from a majority of outstanding shares) in an effort to further enhance our corporate governance and stockholder rights framework. This decision followed extensive engagement with stockholders, which revealed that many of the Company's major investors favor special meeting rights over written consent rights. Feedback from our stockholders also informed the Board's decision to set a 25% ownership threshold, which preserves a reasonable balance between providing stockholders with a meaningful right to call a special meeting and protecting stockholders against the unnecessary waste of corporate resources and disruption associated with convening a special meeting called by small minority of stockholders to advance a narrow special interest or agenda.

The written consent process could disenfranchise many stockholders and is a less transparent, informed and equitable process than action at a stockholder meeting.

The Board believes that matters that are so important as to require stockholder approval should be communicated in advance so that they can be properly considered and voted upon by all stockholders. This proposal would allow a subset of stockholders, who may not have fiduciary duties to the other stockholders and may have short-term or special interests, to approve critical actions on their own, without notice to the other stockholders or the Company and without the benefit of enabling all stockholders to participate in major decisions affecting the Company or their interests. Accordingly, stockholder action by written consent could be used to pursue individual agendas or significant corporate actions that are not in the best interests of all stockholders. This approach would effectively disenfranchise all of those stockholders who do not have, or are not given, the opportunity to participate in the written consent, and who may not be informed about the proposed action until after it has already been taken. Moreover, the written consent process could result in confusion and disruption, as different stockholder groups would be able to solicit multiple written consents simultaneously, some of which may be duplicative or contradictory. This, in turn, could impose significant administrative and financial burdens on the Company with no corresponding benefit to stockholders. The Board believes that these possible outcomes are contrary to principles of stockholder democracy, fair and accurate disclosure and good corporate governance.

The Company maintains a strong and effective corporate governance framework that demonstrates our commitment to remaining responsive and accountable to our stockholders.

We are dedicated to strong and effective corporate governance and our Board regularly assesses and refines our corporate governance policies and practices. We actively and meaningfully engage with our stockholders throughout the year to provide an open and constructive forum for stockholders to express any concerns and to allow us to better understand their priorities and perspectives and address the issues that matter most to our stockholders. Throughout 2024 and early 2025, we held over 20 meetings with stockholders, representing over 200 million shares of our outstanding common stock, with the Chair of our MDC Committee participating in a number of these meetings.

In addition to our robust stockholder engagement program and the special meeting right described above, we have a number of other corporate governance measures in place that safeguard and bolster the interests of our stockholders:

- All directors are elected annually with a majority voting standard in uncontested elections
- We have separated the roles of CEO and Chair of the Board and appointed an Independent Chair of the Board
- We maintain strong independence on the Board, with 8 of our 9 Director nominees independent from the Company
- Our Corporate Governance Guidelines provide that Directors will not be renominated at the next annual meeting of stockholders after the earlier of 15 years of service on the Board or their 73rd birthday, absent special circumstances
- There are no supermajority stockholder voting requirements in the Company's charter or bylaws
- We have an annual stockholder advisory vote on executive compensation
- The Company does not have a stockholder rights plan or poison pill

The Board believes that the Company's strong and effective corporate governance policies and procedures enable stockholders to meaningfully act in support of their interests while avoiding the risks associated with stockholder action by written consent.

Based on the foregoing governance considerations, and after careful consideration, the Board unanimously recommends that you vote AGAINST this proposal.

STOCK OWNERSHIP INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 17, 2025 (unless otherwise indicated) relating to the beneficial ownership, as defined in SEC rules, of our common stock by:

(i)   each NEO,

(ii)   each Director and nominee for Director,

(iii)   all executive officers and Directors as a group, and

(iv)   all persons that we know beneficially own more than 5% of our outstanding common stock.

Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.

Knowledge of the beneficial ownership of our common stock as shown below is drawn from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2] (#)	Percent of Class[3]
NEOs		
David L. Finkelstein	353,223	*
Serena Wolfe	58,460	*
Steven F. Campbell	99,090	*
Anthony C. Green	99,737	*
Non-Employee Directors		
Francine J. Bovich	102,028	*
Thomas Hamilton[4]	151,282	*
Kathy Hopinkah Hannan	36,281	*
Michael Haylon	108,267	*
Martin Laguerre	19,834	*
Manon Laroche	8,583	*
Eric A. Reeves	31,515	*
John H. Schaefer	84,203	*
Glenn A. Votek	114,259	*
Scott Wede	8,583	*
Vicki Williams	39,497	*
All Executive Officers & Directors as a Group (15 People)	1,314,842	*
5% Owners		
BlackRock, Inc.[5] 50 Hudson Yards New York, NY 10001	56,856,178	9.5%
The Vanguard Group, Inc.[6] 100 Vanguard Blvd. Malvern, PA 19355	49,300,019	8.3%

*   Represents beneficial ownership of less than one percent of the common stock.

(1)   To the best of the Company's knowledge, each Director and NEO has sole voting and investment power with respect to the shares that they beneficially own.

(2) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person, or such group of persons, has the right to acquire within 60 days of the date of determination. DSUs included in the above table are as follows:

Name	# DSUs		Name	#DSUs
Francine J. Bovich	98,653		Eric A. Reeves	15,899
Thomas Hamilton	36,282		John H. Schaefer	62,330
Kathy Hopinkah Hannan	26,746		Glenn A. Votek	26,746
Michael Haylon	108,267		Scott Wede	8,583
Martin Laguerre	19,834		Vicki Williams	39,497
Manon Laroche	8,583			

(3) For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or group of persons has the right to acquire within 60 days, including DSUs, are deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the class owned by such person or group of persons, but are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by any other person or group of persons.

(4) Includes 82,500 shares owned by Cure FA Foundation, Inc.

(5) BlackRock, Inc., as a parent holding company or control person of certain named funds ("BlackRock"), filed a Schedule 13G/A on January 24, 2024 reporting, as of December 31, 2023, beneficially owning 56,856,178 shares of common stock with the sole power to vote or to direct the vote of 53,394,823 shares of common stock and the sole power to dispose or to direct the disposition of 56,856,178 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by BlackRock.

(6) The Vanguard Group, Inc., as a parent holding company or control person of certain named funds ("Vanguard"), filed a Schedule 13G/A on February 13, 2024 reporting, as of December 29, 2023, beneficially owning 49,300,019 shares of common stock with the shared power to vote or to direct the vote of 326,988 shares of common stock, the sole power to dispose or to direct the disposition of 48,205,249 shares of common stock and the shared power to dispose or to direct the disposition of 1,094,770 shares of common stock. This information is based solely on information contained in the Schedule 13G/A filed by Vanguard.

OTHER INFORMATION

Where You Can Find More Information

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available to the public from commercial document retrieval services and at the website maintained by the SEC at **www.sec.gov**.

Annaly's website is **www.annaly.com**. We make available on this website under "*Investors — SEC Filings*," free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as proxy statements and other information filed with or furnished to the SEC as soon as reasonably practicable after such materials are electronically submitted to the SEC.

Additionally, upon written request, the Company will provide without charge to each record or beneficial holder of the Company's common stock as of the close of business on the Record Date (March 17, 2025) a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC. You should address your request to:

 Investor Relations
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

 or email your request to:
investor@annaly.com

Stockholder Proposals and Nominations

Any stockholder intending to propose a matter for consideration at the Company's 2026 Annual Meeting and have the proposal included in the Company's proxy statement and form of proxy for such meeting must, in addition to otherwise complying with the applicable laws and regulations governing submissions of such proposals (Rule 14a-8 of the Exchange Act), submit the proposal in writing no later than December 4, 2025, in order to be timely.

Pursuant to the Company's current bylaws and to comply with universal proxy rules, any stockholder intending to nominate a Director or present a proposal at an annual meeting of stockholders that is not intended to be included in the proxy statement for such annual meeting must provide, in addition to otherwise complying with the current bylaws and applicable law, written notification not later than 5:00 p.m. (Eastern Time) on the date that is 120 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting nor earlier than 150 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. Accordingly, any stockholder who intends to submit such a nomination or such a proposal at the 2026 Annual Meeting must provide written notification of such proposal by 5:00 p.m. (Eastern Time) on December 4, 2025, but in no event earlier than November 4, 2025, assuming that the 2026 Annual Meeting is held on schedule.

In addition, to comply with Rule 14a-19 under the Exchange Act, if a stockholder intends to solicit proxies in support of director nominees submitted under the advance notice provisions of our bylaws for the 2026 Annual Meeting, then such stockholder must provide proper written notice that sets forth the information required by Rule 14a-19 under the Exchange Act to our Secretary, subject to the requirements and deadlines above. Rule 14a-19 shall not extend any deadline set forth under the Company's current bylaws.

Any such nomination or proposal should be sent to:

 Anthony C. Green
Chief Corporate Officer,
Chief Legal Officer and Secretary
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

and, to the extent applicable, must include the information required by the Company's current bylaws.

Other Matters

As of the date of this Proxy Statement, the Board does not know of any matter that will be presented for consideration at the Annual Meeting other than as described in the Notice of Annual Meeting and this Proxy Statement.

Questions and Answers about the Annual Meeting

 **Q** When and where is the Annual Meeting?

 **A** The Annual Meeting will be held on May 14, 2025, at 9:00 a.m. (Eastern Time) online at
www.virtualshareholdermeeting.com/NLY2025.

If you plan to attend the Annual Meeting online, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials.


Date and Time

May 14, 2025
9:00 a.m. (Eastern Time)


Virtual Meeting

www.virtualshareholder
meeting.com/NLY2025

 **Q** Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of proxy materials?

 **A** The SEC's "Notice and Access" rules permit the Company to furnish proxy materials, including this Proxy Statement and the Annual Report, to stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive paper copies of the proxy materials unless they request them. Instead, the Notice, which will be mailed to stockholders, provides instructions regarding how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may authorize your proxy via the Internet or by telephone. If you would like to receive a paper or email copy of the Company's proxy materials, you should follow the instructions for requesting such materials printed on the Notice.

 **Q** Can I vote my shares by filling out and returning the Notice?

 **A** No. The Notice identifies the items to be considered and voted on at the Annual Meeting, but you cannot authorize a proxy to vote your shares by marking the Notice and returning it. The Notice provides instructions on how to authorize your proxy via the Internet or by telephone or how to vote at the Annual Meeting or to request a paper proxy card, which will contain instructions for authorizing a proxy by the internet, by telephone or by returning a signed paper proxy card.

 **Q** How can I vote my shares?

 **A** You may vote online during the Annual Meeting prior to the closing of the polls at **www.virtualshareholdermeeting.com/NLY2025**, or by proxy via Internet (**www.proxyvote.com**), telephone(**1-800-690-6903**) or by completing and returning your proxy card. The Company recommends that you authorize a proxy to vote even if you plan to virtually attend the Annual Meeting as you can always change your vote online during the Annual Meeting. You can authorize a proxy to vote via the Internet or by telephone at any time prior to 11:59 p.m. (Eastern Time) May 13, 2025, the day before the Annual Meeting.



Your vote is very important. Please exercise your right to vote.

Vote Before the Meeting					Vote During the Meeting
Internet	**Mobile Device**		**Phone**	**Mail**	**Attend the Meeting**
Online at www.proxyvote.com	Scan the QR code to visit www.proxyvote.com		Call toll-free 24/7 1-800-690-6903	Complete & return your proxy card	Online at www.virtualshareholder meeting.com/NLY2025

If you hold your shares in "street name" (that is, through a broker or other nominee), your broker or nominee will not vote your shares with regard to non-routine matters unless you provide instructions to your broker or nominee on how to vote your shares. You should instruct your broker or nominee how to vote your shares by following the voting instructions provided by your broker or nominee.

Whichever method you use, each valid proxy received in time will be voted at the Annual Meeting in accordance with your instructions. To ensure that your proxy is voted, it should be received prior to 11:59 p.m. (Eastern Time) May 13, 2025, the day before the Annual Meeting. If you submit a proxy without giving instructions, your shares will be voted as recommended by the Board.

 **Q** What quorum is required for the Annual Meeting?

 **A** A quorum will be present at the Annual Meeting if stockholders entitled to cast a majority of all the votes entitled to be cast on any matter are present, in person or by proxy. At the close of business on the Record Date there were 597,555,127 outstanding shares of the Company's common stock, each entitled to one vote per share. Abstentions and "broker non-votes" will be treated as shares that are present for purposes of determining the presence of a quorum. If a quorum is not present at the Annual Meeting, the Company expects that the Annual Meeting will be adjourned to solicit additional proxies.

 **What are the voting requirements that apply to the proposals discussed in this Proxy Statement?**



Proposal	Vote Required	Discretionary Voting Allowed	Effect of Abstentions	Effect of Broker Non-Votes	Board Recommendation
1 Election of Directors listed herein	Majority of votes cast	No	No effect	No effect	✔ FOR each Director nominee
2 Advisory approval of executive compensation	Majority of votes cast	No	No effect	No effect	✔ FOR
3 Ratification of the appointment of Ernst & Young LLP	Majority of votes cast	Yes	No effect	N/A	✔ FOR
4 Consideration of an advisory stockholder proposal to adopt the right to act by written consent	Majority of votes cast	No	No effect	No effect	✖ AGAINST

"Majority of votes cast" means:

(a) with regard to an uncontested election of Directors, the affirmative vote of a majority of total votes cast for and against the election of each Director nominee; and

(b) with regard to the advisory approval of executive compensation, the ratification of the appointment of EY and the advisory stockholder proposal, the affirmative vote of a majority of the votes cast on the matter at the Annual Meeting.

"Discretionary voting" occurs when a bank, broker or other holder of record does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal as to which the rules of the NYSE permit such bank, broker or other holder of record to vote ("routine matters"). When banks, brokers and other holders of record are not permitted under the NYSE rules to vote the beneficial owner's shares on a proposal ("non-routine matters"), if you do not provide voting instructions, your shares will not be voted on such proposal. If a bank, broker or other holder of record exercises its discretionary voting power on any routine matter, at a meeting, its execution on all non-routine matters is referred to as a "broker non-vote."

For each of the proposals above, you can vote or authorize a proxy to vote "**FOR**," "**AGAINST**" or "**ABSTAIN**."

Abstentions will have no effect on Proposal 1, Proposal 2, Proposal 3 or Proposal 4. "Broker non-votes," if any, will have no effect on Proposal 1, Proposal 2 or Proposal 4. As it is a routine matter and discretionary voting is allowed, "broker non-votes" are not applicable to Proposal 3.

 **How will my shares be voted if I do not specify how they should be voted?**


- **PROPOSAL 1: FOR** the election of each Director nominee listed herein
- **PROPOSAL 2: FOR** the approval, on a non-binding and advisory basis, of the Company's executive compensation as described in this Proxy Statement
- **PROPOSAL 3: FOR** the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025
- **PROPOSAL 4: AGAINST** the consideration of an advisory stockholder proposal to adopt the right to act by written consent

 **What do I do if I want to change my vote?**

You may revoke a proxy at any time before it is exercised by filing a duly executed revocation of proxy, by:
- submitting a duly executed proxy with a later date,
- using the phone or online voting procedures, or
- by participating in the Annual Meeting via live webcast and voting online during the Annual Meeting prior to the closing of the polls.

You may revoke a proxy by any of these methods, regardless of the method used to deliver your previous proxy. Virtual attendance at the Annual Meeting without voting online will not itself revoke a proxy.

 **How will voting on any other business be conducted?**

Other than the four proposals described in this Proxy Statement, the Company knows of no other business to be considered at the Annual Meeting. If any other matters are properly presented at the meeting, your signed proxy card authorizes David L. Finkelstein, Chief Executive Officer and Co-Chief Investment Officer, and Anthony C. Green, Chief Corporate Officer, Chief Legal Officer and Secretary, or either of them acting alone, with full power of substitution in each, to vote on those matters in their discretion.

 **Who will count the vote?**


Representatives of American Election Services, LLC, the independent inspector of elections, will count the votes.

 **How can I attend the Annual Meeting?**


All stockholders of record as of the close of business on the Record Date can attend the Annual Meeting online at **www.virtualshareholdermeeting.com/NLY2025**.

An audio broadcast of the Annual Meeting will also be available to stockholders by telephone toll-free at **1-888-880-1014** in the United States or **1-929-529-2982** if calling from outside the United States, and requesting the Annaly Capital Management Annual Meeting.

Please note that listening to the telephonic audio broadcast will not be deemed to be attending the Annual Meeting, and you cannot vote from such audio broadcast.

If you plan to attend the Annual Meeting online or listen to the telephonic audio broadcast, you will need the 16-digit control number included in your Notice, on your proxy card or on the instructions that accompany your proxy materials. Online check-in will begin at 8:30 a.m. (Eastern Time), and you should allow ample time for online check-in procedures.

 **Will I be able to ask questions and participate in the Annual Meeting?**

 The virtual Annual Meeting will be available to stockholders across the globe via any Internet-connected device and includes providing opportunities to vote and ask questions. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows. Questions that are substantially similar may be grouped and answered once to avoid repetition. Additional information regarding the rules and procedures for participating in the Annual Meeting will be provided in our rules of conduct for the Annual Meeting.

 **What is the pre-meeting forum and how can I access it?**

 One of the benefits of the online Annual Meeting format is that it allows the Company to communicate more effectively with our stockholders via a pre-meeting forum that you can access by visiting **www.proxyvote.com**. Through use of the pre-meeting forum, stockholders can submit questions in advance of the Annual Meeting and view copies of the Company's proxy materials. The Company will respond to as many inquiries that are pertinent to the Company at the Annual Meeting as time allows.

 **Why is the Company holding the Annual Meeting online?**

 We believe that the virtual meeting format allows enhanced participation of, and interaction with, our global stockholder base. Virtual meetings also reduce costs for both the Company and our stockholders.

 **What if I have difficulties accessing the pre-meeting forum or locating my 16-digit control number prior to the day of the Annual Meeting on May 14, 2025?**

A Prior to the day of the Annual Meeting on May 14, 2025, if you need assistance with your 16-digit control number and you hold your shares in your own name, please call toll-free **1-844-983-0876** in the United States or **1-303-562-9303** if calling from outside the United States. If you hold your shares in the name of a bank or brokerage firm, you will need to contact your bank or brokerage firm for assistance with your 16-digit control number.

Q **What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the live webcast of the Annual Meeting?**

A If you encounter any difficulties accessing the live webcast of the Annual Meeting during the check-in or during the Annual Meeting itself, including any difficulties with your 16-digit control number, please call toll-free **1-844-983-0876** in the United States or **1-303-562-9303** if calling from outside the United States for assistance. Technicians will be ready to assist you beginning at 8:30 a.m. Eastern Time with any difficulties.

 **How will the Company solicit proxies for the Annual Meeting?**

 The expense of soliciting proxies will be borne by the Company. Proxies will be solicited principally through the use of mail, but Directors, executive officers and employees, who will not be specially compensated, may solicit proxies from stockholders by telephone, facsimile or other electronic means or in person. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

The Company has retained Georgeson Inc. ("Georgeson"), a proxy solicitation firm, to assist in the solicitation of proxies in connection with the Annual Meeting. We will pay Georgeson a fee of $19,000 for its services. In addition, we may pay Georgeson additional fees depending on the extent of additional services requested by the Company and will reimburse Georgeson for expenses Georgeson incurs in connection with its engagement by the Company. In addition to the fees paid to Georgeson, we will pay all other costs of soliciting proxies. Stockholders have the option to vote over the Internet or by telephone. Please be aware that if you vote over the telephone, you may incur costs such as telephone and access charges for which you will be responsible.

 **What is "Householding" and does the Company do this?**

 "Householding" is a procedure approved by the SEC under which stockholders who have the same address and do not participate in electronic delivery of proxy materials receive only one copy of a company's proxy statement and annual report unless one or more of these stockholders notifies the company or their respective bank, broker or other intermediary that they wish to continue to receive individual copies. The Company engages in this practice as it reduces printing and postage costs. However, if a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement, they may request it:

- by writing to:

  Annaly Capital Management, Inc.
  1211 Avenue of the Americas, New York, NY 10036
  Attention: Investor Relations

- by emailing investor@annaly.com, or by
- calling 212-696-0100

and the Company will promptly deliver the requested Annual Report or Proxy Statement. If a stockholder of record residing at such an address wishes to receive a separate Annual Report or Proxy Statement in the future, they may contact the Company in the same manner.

If you are an eligible stockholder of record receiving multiple copies of the Company's Annual Report and Proxy Statement, you can request householding by contacting the Company in the same manner. If you own your shares through a bank, broker or other nominee, you can request householding by contacting the bank, broker or other nominee.

 **Could the Annual Meeting be postponed or adjourned?**

 If a quorum is not present or represented, the Company's bylaws and Maryland law permit the Chair of the meeting to adjourn the Annual Meeting, without notice other than an announcement at the Annual Meeting. Additionally, the Annual Meeting may be postponed to a date not more than 120 days after the Record Date for the Annual Meeting without setting a new record date. In such case, the Company will announce the date, time and place to which the meeting is postponed not less than ten days prior to the date of such postponed meeting.

 **Q** Who can help answer my questions?

 **A** If you have any questions or need assistance voting your shares or if you need copies of this Proxy Statement or the proxy card, you should contact:

 Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

 Phone
1-888-8 ANNALY

 Email
investor@annaly.com
Attention: Investor Relations

The Company's principal executive offices are located at the address above.

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains certain forward-looking statements which are based on various assumptions (some of which are beyond our control) and may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities and other securities for purchase; the availability of financing and, if available, the terms of any financing; changes in the market value of the Company's assets; changes in business conditions and the general economy; the Company's ability to grow our residential credit business; the Company's ability to grow our mortgage servicing rights business; credit risks related to the Company's investments in credit risk transfer securities, residential mortgage-backed securities and related residential mortgage credit assets; risks related to investments in mortgage servicing rights; the Company's ability to consummate any contemplated investment opportunities; changes in government regulations or policy affecting the Company's business; the Company's ability to maintain our qualification as a REIT for U.S. federal income tax purposes; the Company's ability to maintain our exemption from registration under the Investment Company Act of 1940; and operational risks or risk management failures by us or critical third parties, including cybersecurity incidents. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements, except as required by law.

APPENDIX

Non-GAAP Reconciliations

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company provides non-GAAP financial measures. These measures should not be considered a substitute for, or superior to, financial measures computed in accordance with GAAP. These non-GAAP measures provide additional detail to enhance investor understanding of the Company's period-over-period operating performance and business trends, as well as for assessing the Company's performance versus that of industry peers. Reconciliations of these non-GAAP financial measures to their most directly comparable GAAP results are provided below.

Unaudited, dollars in thousands except per share amounts

GAAP Net Income to Earnings Available for Distribution Reconciliation	For the Year Ended	For the Quarters Ended			
	12/31/24 ($)	12/31/24 ($)	9/30/24 ($)	6/30/24 ($)	3/31/24 ($)
GAAP net income (loss)	1,011,768	473,076	82,351	(8,833)	465,174
Adjustments to exclude reported realized and unrealized (gains) losses:					
Net (gains) losses on investments and other[1]	1,849,607	2,010,664	(1,724,051)	568,874	994,120
Net (gains) losses on derivatives[2]	(1,066,394)	(1,958,777)	2,071,493	(132,115)	(1,046,995)
Other adjustments:					
Amortization of intangibles	2,690	671	673	673	673
Non-EAD (income) loss allocated to equity method investments[3]	506	(652)	1,465	(523)	216
Transaction expenses and non-recurring items[4]	20,283	6,251	4,966	5,329	3,737
Income tax effect of non-EAD income (loss) items	3,444	5,594	(9,248)	10,016	(2,918)
TBA dollar roll income[5]	2,815	2,086	(1,132)	486	1,375
MSR amortization[6]	(233,698)	(64,497)	(62,480)	(56,100)	(50,621)
EAD attributable to noncontrolling interests	(12,155)	(2,114)	(2,893)	(3,362)	(3,786)
Premium amortization adjustment (PAA) cost (benefit)	(14,241)	(25,287)	21,365	(7,306)	(3,013)
Earnings available for distribution*	1,564,625	447,015	382,509	377,139	357,962
Dividends on preferred stock	154,551	38,704	41,628	37,158	37,061
Earnings available for distribution attributable to common stockholders*	1,410,074	408,311	340,881	339,981	320,901
GAAP net income (loss) per average common share[7]	1.62	0.78	0.05	(0.09)	0.85
Earnings available for distribution per average common share[7]*	2.70	0.72	0.66	0.68	0.64

*   Represents a non-GAAP financial measure.

(1)   Includes write-downs or recoveries on investments which are reported in Other, net in the Company's Consolidated Statement of Comprehensive Income (Loss).

(2)   The adjustment to add back Net (gains) losses on derivatives does not include the net interest component of interest rate swaps which is reflected in earnings available for distribution. The net interest component of interest rate swaps totaled $256.9 million, $317.5 million, $298.4 million and $330.1 million for the quarters ended December 31, 2024, September 30, 2024, June 30, 2024 and March 31, 2024, respectively.

(3)   The Company excludes non-EAD (income) loss allocated to equity method investments, which represents the unrealized (gains) losses allocated to equity interests in a portfolio of MSR, which is reported in Other, net in the Company's Consolidated Statement of Comprehensive Income (Loss).

(4)   All quarters presented include costs incurred in connection with securitizations of residential whole loans.

(5)   TBA dollar roll income represents a component of Net gains (losses) on derivatives.

(6)   MSR amortization utilizes purchase date cash flow assumptions and actual unpaid principal balances and is calculated as the difference between projected MSR yield income and net servicing income for the period.

(7)   Net of dividends on preferred stock.

Unaudited, dollars in thousands

	For the Periods Ended	
Economic Leverage Ratio Reconciliation	12/31/2024 ($)	12/31/2023 ($)
Repurchase agreements	65,688,923	62,201,543
Other secured financing	750,000	500,000
Debt issued by securitization vehicles	19,540,678	11,600,338
Participations issued	1,154,816	1,103,835
U.S. Treasury securities sold, not yet purchased	2,470,629	2,132,751
TOTAL GAAP DEBT	**89,605,046**	**77,538,467**
Less non-recourse debt:		
Debt issued by securitization vehicles	(19,540,678)	(11,600,338)
Participations issued	(1,154,816)	(1,103,835)
TOTAL RECOURSE DEBT	**68,909,552**	**64,834,294**
Plus / (Less):		
Cost basis of TBA derivatives	3,158,058	(555,221)
Payable for unsettled trades	308,282	3,249,389
Receivable for unsettled trades	(2,201,447)	(2,710,224)
Economic debt*	70,174,445	64,818,238
TOTAL EQUITY	**12,696,952**	**11,345,091**
Economic leverage ratio*	5.5x	5.7x

*   Represents a non-GAAP financial measure.

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ANNALY®

ANNALY ®

Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036
www.annaly.com

